Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

by and among

GREEN LAKE CAPITAL, LLC, as Seller

and

WALSIN LIHWA CORPORATION, as Parent

and

AHANA OPERATIONS, LLC, as Buyer

and

THE COMPANIES

Dated as of December 24, 2014

(continued)

(continued)

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		Page

12.10	Offset Rights	58
12.11	Severability	58
12.12	Section Headings, Construction	58
12.13	Governing Law	59
12.14	Counterparts	59
12.15	Major Maintenance	59

SCHEDULES

Schedule 2.4(a)(v)		Estoppel Certificates
Schedule 2.4(a)(xiv)		Letter of Credit Amounts
Schedule 2.4(a)(xviii)		Pro Forma Title Policies
Schedule 2.4(a)(xix)		Site Control Amendments
Schedule 2.6(a)		Accounting Principles
Schedule 2.6(b)		Estimated Closing Adjustment Schedule
Schedule 2.8		Dispute Resolution re Buyer Audit and Adjustment
Schedule 12.4		Notices

Seller Disclosure Letter

Section 3.1	-	Jurisdiction of Incorporation;
Jurisdictions Authorized to Conduct Business
Section 3.2(b)	-	Organizational Documents
Section 3.2(c)	-	Consents
Section 3.3(a)	-	Equity Membership Interests; Capitalization
Section 3.3(c)	-	Distributions
Section 3.4	-	Financial Statement Exceptions
Section 3.6(b)	-	Site Control Properties
Section 3.6(d)	-	Encumbrances
Section 3.7(a)	-	Material Assets
Section 3.9	-	Liabilities
Section 3.10	-	Taxes
Section 3.12(a)	-	Legal Requirements
Section 3.12(b)	-	Governmental Authorizations
Section 3.13(a)	-	Legal Proceedings
Section 3.13(b)	-	Orders
Section 3.13(c)	-	Material Compliance with Orders
Section 3.14	-	Events Not in the Ordinary Course of Business
Section 3.15(a)	-	Contracts; Leases; Licensing Agreements
Section 3.15(b)	-	Expected Obligations
Section 3.15(c)	-	Disclosed Contracts
Section 3.15(d)	-	Current Renegotiations
Section 3.16(b)	-	Self-Insurance
Section 3.16(c)	-	Insurance
Section 3.17	-	Environmental Matters
Section 3.19	-	Banking Arrangements
Section 3.20	-	Relationships with Related Persons
Section 3.22(a)	-	Warranties; Guarantees
Section 3.22(b)	-	Outstanding Warranty Claims
Section 3.23(a)	-	Subsidiaries

v

EXHIBITS

Exhibit A	Solar Power Projects
Exhibit B	Form of SREC Purchase Agreements
Exhibit C-1	Form of Letter of Credit for SREC Purchase Agreements
Exhibit C-2	Form of Letter of Credit for SREC Purchase Agreements for Solar Fund VII
Exhibit D	Form of O&M Amendment
Exhibit E	Form Legal Opinion

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as December 24, 2014 by and among the following companies:

A.                                    Each of (i) SDCCD Management, LLC, a Delaware limited liability company (“Mgmt I”), (ii) GLC Solar Management II, LLC, a Delaware limited liability company (“Mgmt II”), (iii) GLC - (MA) Management, LLC, a Massachusetts limited liability company (“Mgmt III”), (iv) GLC (NJ) Management, LLC, a New Jersey limited liability company (“Mgmt IV”), (v) GLC Solar Management V, LLC, a Delaware limited liability company (“Mgmt V”), (vi) GLC Solar Management VI, LLC, a Delaware limited liability company (“Mgmt VI”), and (vii) GLC Solar Management VII, LLC, a Delaware limited liability company (“Mgmt VII,” and collectively with Mgmt I, Mgmt II, Mgmt III, Mgmt IV, Mgmt V, and Mgmt VI, the “Management Companies”);

B.                                    Each of (i) GLC Development, LLC, a Delaware limited liability company (“GLC Development”), and (ii) Lake Merritt Solar Development, LLC, a Delaware limited liability company (collectively with GLC Development, the “Development Companies,” and hereinafter collectively with GLC Development and the Management Companies, the “Companies” and each a “Company”);

C.                                    Green Lake Capital, LLC (“GLC”), a Delaware limited liability company principally owned and controlled by Walsin Lihwa Corporation, a corporation under the laws of Taiwan (“Parent”, and together with GLC, each jointly and severally, the “Sellers” or, inclusive of both Sellers, “Seller”); and

D.                                    Ahana Operations, LLC, a Delaware limited liability company (“Buyer”).

Each of GLC, Parent, each of the Companies, and Buyer are referred to in this Agreement from time to time individually as a “Party” and all of GLC, Parent, the Companies, and Buyer, collectively, as the “Parties.”

RECITALS:

A.                                    GLC owns 100% of the membership interests of each of the Management Companies and 100% of the membership interests of each of the Development Companies (such ownership interests, collectively, the “Membership Interests”).

B.                                    The Management Companies and the Acquired Entities (as defined below) are engaged in the business of owning and operating, and the Development Companies are engaged in the development of, the solar photovoltaic power system projects set forth in Exhibit “A”, including all equipment and tangible assets associated therewith, in the State of California, the State of New Jersey and the Commonwealth of Massachusetts (as further defined below, the “Solar Power Projects”).

C.                                    Seller desires to sell, and Buyer desires to purchase, all of the Membership Interests for the consideration and on the terms set forth in this Agreement.

D.                                    GLC owns 100% of the membership interests in Green Lake Exchange, LLC, a Delaware limited liability company (“GLX”).

E.                                     GLC is willing to grant to Buyer a right of first refusal to purchase all of GLC’s membership interests in GLX and Buyer desires to have such right of first refusal for the consideration and on the terms set forth in the Right of First Refusal Agreement.

F.                                      Parent directly or indirectly owns 100% of the membership interests in Seller and will derive economic benefit from this Agreement and the Contemplated Transactions.

G.                                    Prior to the Closing (as defined below), Seller will cause GLX to enter into Amended and Restated Agreements for the Purchase and Sale of Massachusetts Solar Renewable Energy Certificates, which agreement shall reflect in all material respects the form and substance set forth in Exhibit “B” (the “SREC Purchase Agreements”) relating to projects initially funded by GLC Solar Fund III, LLC (“Solar Fund III”), GLC Solar Fund V, LLC (“Solar Fund V”), GLC Solar Fund VI, LLC (“Solar Fund VI”) and GLC Solar Fund VII, LLC (“Solar Fund VII”), consistent with the terms outlined in Exhibit “B”, and shall cause the issuance of letters of credit securing the obligations of GLX under the SREC Purchase Agreements, reflecting in all material respects the form and substance set forth in the GLX Letter of Credit.

H.                                   Prior to or contemporaneous with the Closing, Buyer intends to cause to occur certain Parallel Transactions (as defined below) and Seller has acknowledged that the occurrence of such Parallel Transactions on or contemporaneous with the Closing are conditions to the obligations of Buyer hereunder.

The Parties, intending to be legally bound, agree as follows:

ARTICLE I  DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article I:

“Accounting Principles” shall have the meaning set forth in Section 2.6.

“Acquired Entity” means each Company and each Subsidiary thereof and “Acquired Entities” means all such Companies and their Subsidiaries.

“Adjustment Amount” shall have the meaning set forth in Section 2.6.

“Affiliate” means, with respect to any Person, any other Person, which directly or indirectly Controls, is Controlled by or is under common Control with such Person.

“Agreed Allocation Schedule” shall have the meaning set forth in Section 11.8(b).

“Agreement” shall have the meaning set forth in the first paragraph of this Agreement.

“Allocation Schedule” shall have the meaning set forth in Section 11.8(c).

“Ancillary Agreement” means each of the Escrow Agreement and the Right of First Refusal Agreement.

“Applicable Contract” means, with respect to any Acquired Entity, a Contract to which such Acquired Entity is a party or which is binding upon such Acquired Entity or its respective Assets or business.

“Assets” means, with respect to each Acquired Entity, all assets and properties of such Acquired Entity, including, without limitation, all owned, leased, licensed or other rights in Real Property, buildings, plants, offices, structures, and equipment (including, without limitation, solar modules, inverters, racking, switch gear and other solar equipment), Contracts, and all other tangible and intangible properties, permits, franchises, licenses, consents, including without limitation any appurtenant or related Site Control Properties and Solar Energy Systems, and all other rights of such Acquired Entity of whatsoever nature and, with respect to all of the Acquired Entities, all of the foregoing for all of such Acquired Entities. For the avoidance of doubt, Assets shall include all financial information of each Acquired Entity prepared, used, or present in the document data room made to available to Buyer in connection with this Agreement and the Contemplated Transactions, provided that the cost of such data room preparation and maintenance shall remain for the account of Seller.

“ATN” means Atlantic Tele-Network, Inc., a Delaware corporation.

“Balance Sheet” shall have the meaning set forth in Section 3.4.

“Benefit Plan” means any employee benefit plan, arrangement, policy or commitment (whether or not an employee benefit plan within the meaning of Section 3(3) of ERISA), including any employment, consulting or deferred compensation agreement, executive compensation, bonus, incentive, pension, profit-sharing, savings, retirement, stock option, stock purchase or severance pay plan, any life, health, disability or accident insurance plan or any holiday or vacation practice, or other agreement or arrangement providing for employee remuneration or benefits, including a multiemployer plan, as that term is defined in Section 4001(a)(3) of ERISA.

“Borrego” means Borrego Solar Systems, Inc., a California corporation.

“Business Day” means a day, other than a Saturday or a Sunday, on which banking institutions in the State of New York are required to be open.

“Buyer” shall have the same meaning set forth in the first paragraph of this Agreement.

“Buyer Estimated Adjustment Amount” shall have the meaning set forth in Section 2.8(b).

“Buyer Estimated Cash Reimbursement Amount” shall have the meaning set forth in Section 2.8(d).

“Buyer Indemnified Persons” shall have the meaning set forth in Section 10.2.

“Buyer Post-Closing Materials” shall have the meaning set forth in Section 2.8(d).

“Buyer’s Closing Documents” shall have the meaning set forth in Section 4.2(a).

“Cash Grant” means a cash grant in lieu of the available energy tax credit pursuant to Section 48 of the Code under the terms of Section 1603 of the American Recovery and Reinvestment Act of 2009 and any rules, regulations or other guidance promulgated thereunder.

“Cash Grant Project” means any Solar Power Projects for which a Cash Grant was applied for and awarded.

“Cash Reimbursement Amount” shall have the same meaning set forth in Section 2.7.

“Claim” shall have the meaning set forth in Section 10.4(a).

“Closing” shall have the same meaning set forth in Section 2.3.

“Closing Book Date” means October 31, 2014.

“Closing Book Date Net Working Capital” shall have the meaning set forth in Section 2.6.

“Closing Date” means the date on which the Closing actually takes place.

“Closing Date Restricted Cash” shall have the meaning set forth in Section 2.7.

“Closing Date Unrestricted Cash” shall have the meaning set forth in Section 2.7.

“Closing Financial Statements” means unaudited financial statements of Companies as of the Closing Book Date.

“Code” means the United States Internal Revenue Code of 1986, as amended or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

“Company” shall have the meaning set forth in the first paragraph of this Agreement.

“Competing Projects” shall have the meaning set forth in Section 5.10(a)(i).

“Confidential Information” shall mean, with respect to both each Company and all of the Companies, any and all business, tax or financial information and any and all information, however documented, that is a trade secret within the meaning of applicable statutory or case law concerning the business and affairs of such Company or Companies, or Buyer, whether or not marked as “secret” or “confidential,” including, without limitation, (i) energy production Solar Power Project specifications; data; know-how; formulas; compositions; processes; designs; sketches; photographs; graphs; drawings; samples; inventions and ideas; past, current and planned research and development; market studies; business plans; computer software and programs; database technologies; concepts, ideas and methods; (ii) to the extent such information is not publicly disclosed by any Company, GLC, Parent or Buyer in publicly-available filings with Governmental Bodies, in press releases or otherwise, all financial statements; financial projections and budgets; historical and projected sales; capital spending budgets and plans; the backgrounds of key personnel, personnel training techniques and personnel materials; and (iii) any and all notes, analysis, compilations, studies, summaries and other material prepared by or for such Company or one or more of all of the Companies, GLC, Parent or Buyer containing or based, in whole or in part, on any of the foregoing information.  Notwithstanding the foregoing, for purposes of this Agreement, Confidential Information shall not include any information that (i) is or becomes generally known to the public or available for use without any special knowledge by the public other than as a result of Seller’s fault or the fault of any other Person bound by a duty of confidentiality to Buyer or Company or, (ii) becomes available to Seller on a non-confidential basis, from a source (other than such Company) who is entitled to disclose such information without breach of confidentiality to such Company or Buyer.

“Consent” means any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

“Contamination” means the presence or existence in surface water, air, groundwater, soil, subsurface strata or any other environmental medium of any Hazardous Substance as a result of an emission, discharge or Release of any Hazardous Substance to, on, onto or into the Environment.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement, the Buyer’s Closing Documents, and the Seller’s Closing Documents, including, without limitation, the Ancillary Agreements.

“Contract” means any agreement, contract, sub-contract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, bond, note, indenture, mortgage, debt instrument, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding, including any amendment, supplement or modification in respect of any of the foregoing.

“Control” (including the terms “Controlled by”, “Controlling” and “under common Control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through ownership of voting securities, managing membership interests, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Credit Support Arrangement” shall have the meaning set forth in Section 6.4.

“Damages” shall have the meaning set forth in Section 10.2.

“Debt” means, with respect to any Company, such Company’s indebtedness for borrowed money, including capitalized lease obligations, synthetic lease obligations, sale-leaseback obligations, whether secured or unsecured, and all such indebtedness of any other Person which is directly or indirectly guaranteed by such Company or which such Company has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured against loss, including all notes payable to Company members.

“December Total Gross Cash Profit” shall have the meaning set forth in Section 2.6.

“Deductible” shall have the meaning set forth in Section 10.5(a).

“Development Companies” shall have the meaning set forth in the first paragraph of this Agreement.

“Disclosed Contract” shall have the meaning set forth in Section 3.15(c)(i).

“Due Inquiry” means, with respect to Seller, a duty to inquire for knowledge of current officers, managers, directors and employees of GLC and the Acquired Entities.

“Encumbrance” means any charge, claim, community property interest, condition, equitable interest, deed of trust, collateral assignment, UCC financing statement, lien, mortgage, option, pledge, hypothecation, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, if applicable, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, and jurisdictional wetlands), groundwaters, drinking water supply, stream sediments, ambient air, indoor air and surfaces, plant and animal life, and any other environmental medium or natural resource.

“Environmental Laws” means, collectively, as enacted and in effect as of the Closing Date, any and all laws, ordinances, rules, regulations, directives, Orders, common law, authorizations, decrees, notices, permits, binding plans, demand letters or other mandates, proscriptions or prescriptions of any nature, of a Governmental Body relating to any Hazardous Substance, Contamination, protection of the Environment, protection of natural resources, or work place health and safety, including, without limitation, those relating to emissions, discharges or releases or threatened emissions, discharges or releases to, on, onto or into the Environment of any Hazardous Substance.

“Environmental Liability” means any costs, damages, expense, liability, obligation or responsibility relating to addressing noncompliance with Environmental Laws, or arising under any Environmental Laws for response, remedial or investigation costs required under, arising from, or necessary to attain or maintain compliance with, applicable Environmental Laws or relating to or arising from Contamination or Hazardous Substances.

“Environmental Matters” means any matter arising out of or relating to (a) Contamination; (b) Environmental Laws or compliance with Environmental Laws; (c) protection of the Environment; or (d) workplace and occupational health and safety.

“Environmental Permits” means all approvals, Consents, permits, licenses, registrations and authorizations required by applicable Environmental Laws in order to manage or operate the Solar Power Projects, the Site Control Properties, and assets of the Acquired Entities, as managed and operated by the Acquired Entities prior to the Closing Date, in compliance with Environmental Laws.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” shall have the meaning set forth in Section 2.2.

“Escrow Agent” shall have the meaning set forth in Section 2.4(a)(ii).

“Escrow Agreement” shall have the meaning set forth in Section 2.4(a)(ii).

“Estimated Closing Adjustment Schedule” shall have the meaning set forth in Section 2.6.

“Estimated Closing Date Restricted Cash” shall have the meaning set forth in Section 2.7.

“Estoppel Certificates” shall mean those estoppel certificates listed on Schedule 2.4(a)(v).

“Financial Statements” shall have the meaning set forth in Section 3.4.

“Firstar” means Firstar Development, LLC, a Delaware limited liability company and wholly-owned Affiliate of US Bank.

“Firstar Funds” means each of the Solar Funds in which Firstar is an investor, including Solar Fund I, Solar Fund II, Solar Fund V, Solar Fund VI, and Solar Fund VII, and, individually, a “Firstar Fund.”

“Firstar Guaranty Agreements” shall have the meaning set forth in Section 5.14(a).

“Firstar Pre-Closing Indemnity Obligations” shall have the meaning set forth in Section 5.14(a).

“Firstar Post-Closing Indemnity Obligations” shall have the meaning set forth in Section 5.14(b).

“GAAP” means generally accepted United States accounting principles, applied on a basis consistent with the basis on which the audited year-end financial statements of Company were prepared for the applicable year.

“GLC” shall have the meaning set forth in the first paragraph of this Agreement.

“GLC Development” shall have the meaning set forth in the first paragraph of this Agreement.

“GLX” shall have the meaning set forth in Recital “D”.

“GLX Letter of Credit” shall have the meaning set forth in Section 2.4(a)(xiv).

“Governmental Authorization” means any approval, Consent, license, permit, waiver, or other authorization issued, granted, or given by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any:

(a)                                 nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(b)                                 federal, state, local, territorial, municipal, foreign, or other government;

(c)                                  governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court, tribunal, administrative body, arbitration panel, commission or other similar dispute resolving panel or body);

(d)                                 other body entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature; or

(e)                                  any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substance” means any element, waste, material, substance, compound or mixture whether solid, liquid or gaseous, that: (a) is subject to regulation of any kind by any Governmental Body pursuant to Environmental Law; or (b) the presence, existence or threatened presence or existence of which shall at any time give rise to any Environmental Liability.

“Indemnification Escrow Amount” shall have the meaning set forth in Section 2.2.

“Independent Accountant” shall have the meaning set forth in Section 2.8.

“Intellectual Property Assets” shall have the meaning set forth in Section 3.18(a).

“IRS” means the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Key Employee Agreements” means employment agreements to be entered into between each Key Employee other than Jane Batzofin, Buyer and, if applicable, the Companies and any related agreements, including without limitation any related Operating Agreements.

“Key Employees” shall Jason Tai, Marvin Tien, and Jane Batzofin and “Key Employee” shall mean any one of them.

“Knowledge of Seller” means the actual knowledge of any officer, director, manager or employee of GLC or any Acquired Entity, including, without limitation, Jason Tai, Marvin Tien, Jane Batzofin, Zac Christie, Phil Williams, and Kristen Priddy, after Due Inquiry.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, treaty, rule, ordinance, code, directive, Order, permit or license of any Governmental Body.

“Major Maintenance Escrow Amount” shall have the meaning set forth in Section 2.2.

“Management Companies” shall have the meaning set forth in the first paragraph of this Agreement.

“Material Adverse Effect” means, with respect to any Person, any event, fact, condition, change, circumstance, occurrence or effect (excluding general economic conditions and conditions affecting the industry in which such Person operates, unless, in either case, such conditions disproportionately affect such Person), which, either individually or in the aggregate, (i) is, are or could reasonably be expected to be, materially adverse to the business, properties, assets, liabilities, capitalization, financial condition, operations, licenses or other franchises or results of operations of such Person, considered as a whole or (ii) does or could reasonably be expected to materially impair or delay the ability of such Person (or, in the case of Seller) to perform their obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Companies operate; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement; or (vi) any changes in applicable Legal Requirements or accounting rules, including GAAP.

“Material Assets” shall have the meaning set forth in Section 3.7(a).

“Membership Interest Assignments” shall have the meaning set forth in Section 2.4(a)(i).

“Membership Interests” shall have the meaning set forth in Recital “A”.

“NCB” shall have the meaning set forth in Section 5.15(a).

“NCB Indemnity Agreements” shall have the meaning set forth in Section 5.15(a).

“NCB Pre-Closing Indemnity Obligations” shall have the meaning set forth in Section 5.15(a).

“NCB Post-Closing Indemnity Obligations” shall have the meaning set forth in Section 5.15(b).

“Non-Compete Region” shall have the meaning set forth in Section 5.10(d).

“Non-Compete Term” shall have the meaning set forth in Section 5.10(d).

“November Total Gross Cash Profit” shall have the meaning set forth in Section 2.6.

“O&M Amendment” means the amendment to the Operations and Maintenance Agreements related to the Solar Power Projects in substantially the form of Exhibit “D”.

“Objection Notice” shall have the meaning set forth in Section 2.8.

“Off-Site Contamination” means: (a) Contamination at any real property previously (but not currently) owned, leased or operated by any of the Acquired Entities; or (b) Contamination, to the extent arising from pre-Closing actions or arrangements, at any off-site location or locations to which any of the Acquired Entities transported, arranged for the transportation of, disposed of, or arranged for disposal of Hazardous Substances generated by any of the Acquired Entities, in each and every of the foregoing cases excluding Contamination at the Site Control Properties.

Off-Site Contamination shall not mean or include the effects or results of migration outside or beyond the boundary lines of the Site Control Properties.

“On-Site Contamination” means Contamination exceeding applicable cleanup standards or remediation thresholds established pursuant to Environmental Laws in, on, under or about or emanating or migrating from the Site Control Properties.  On-Site Contamination shall mean and include the effects or results of migration outside or beyond the boundary lines of the Site Control Properties.

“Operating Agreement” means, with respect to any limited liability company, its respective Limited Liability Company Operating Agreement.

“Order” means any decision, injunction, settlement, judgment, writ, order, ruling, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body.

“Ordinary Course of Business” means action that is recurring in nature, consistent with the past practices of such Person and that is taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the articles of organization or certificate of formation and the operating agreement or limited liability company agreement of a limited liability company; (c) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (d) any amendment to any of the foregoing.

“Outside Date” shall have the meaning set forth in Section 9.1(c).

“Parallel Transactions” shall have the meaning set forth in Section 7.4.

“Parent” shall have the meaning set forth in the first paragraph of this Agreement.

“Party” or “Parties” shall have the meaning set forth in the first paragraph of this Agreement.

“Permitted Encumbrances” means (i) statutory liens for current Taxes and assessments not yet due or delinquent (or which may be paid without interest or penalties), or the amount or validity of which is being contested in good faith by any appropriate Proceedings and disclosed on Section 3.13(a) of the Seller Disclosure Letter, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any Acquired Entity, as the case may be, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Solar Power Projects, (iv) any Encumbrance described in Section 3.6(d) of the Seller Disclosure Letter, (v) restrictions on transfers of securities imposed by applicable state and federal securities Legal Requirements, (vi) Encumbrances approved by Buyer in writing, and (vii) Encumbrances created or permitted to be imposed by Buyer.

“Person” means any individual, corporation (including any non-profit corporation), general or limited or any other partnership, limited liability company, unincorporated organization, group, joint venture, estate, trust, association, organization, labor union, or other Person or entity or Governmental Body.

“Post-Closing Obligation” shall have the meaning set forth in Section 2.5.

“Pre-Closing Period” shall have the meaning set forth in Section 11.5.

“Proceeding” means any action, claim, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Proposed Purchase Price Allocation Schedule” shall have the meaning set forth in Section 11.8(a).

“Prudent Industry Practice” means those practices, methods, standards and procedures as are commonly used by owners and operators of assets of the type and size similar to the Solar Energy System assets, which in the exercise of reasonable judgment and in the light of the facts known at the time the decision was made, are considered good and prudent practice.

“Purchase Price” shall have the meaning set forth in Section 2.2.

“Real Property” means all land and buildings, excluding any fixtures and improvements thereon, on, under, or in connection with any Site Control Properties.

“Reasonable Best Efforts” means the efforts that a prudent Person desirous of achieving a result would reasonably use in similar circumstances to achieve such result as expeditiously as possible.

“Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Related Person” means, with respect to any Person, any Affiliate of such Person.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

“Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Right of First Refusal Agreement” means the agreement between Buyer and Seller with respect to the right of first refusal, substantially in the form previously agreed by the parties.

“Securities Act” means the United States Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant thereto or any successor law.

“Seller” and “Sellers” shall have the meanings set forth in the first paragraph of this Agreement.

“Seller Closing Obligation” shall have the meaning set forth in Section 2.5.

“Seller Disclosure Letter” means the disclosure letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Seller Indemnified Persons” shall have the meaning set forth in Section 10.3.

“Seller Review Period” shall have the meaning set forth in Section 2.8.

“Seller’s Closing Documents” shall have the meaning set forth in Section 3.2(a).

“Site Control Amendments” means those easements, and amendments to those real property leases or licenses set forth on Schedule 2.4(a)(xix).

“Site Control Properties” means the real property licensed to, granted to or leased by any Acquired Entity together with, to the extent licensed to, granted to or leased by any Acquired Entity, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of any Acquired Entity attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Solar Energy System” means any solar energy system consisting of photovoltaic solar panels, inverters and other components which is owned and operated by any of the Acquired Entities and installed on a Site Control Property.

“Solar Fund I” means GLC-(CA) SDCCD, LLC, a Delaware limited liability company.

“Solar Fund II” means GLC Solar Fund II, LLC, a Delaware limited liability company.

“Solar Fund III” shall have the meaning set forth in Recital “G”.

“Solar Fund IV” means GLC Solar Fund IV, a New Jersey limited liability company.

“Solar Fund V” shall have the meaning set forth in Recital “G”.

“Solar Fund VI” shall have the meaning set forth in Recital “G”.

“Solar Fund VII” shall have the meaning set forth in Recital “G”.

“Solar Funds” means, collectively, Solar Fund I, Solar Fund II, Solar Fund III, Solar Fund IV, Solar Fund V, Solar Fund VI and Solar Fund VII.

“Solar Power Projects” shall have the meaning set forth in Recital “B” and, includes, without limitation the appurtenant Solar Energy Systems and related Assets.

“SREC Purchase Agreements” shall have the meaning set forth in Recital “G”.

“Straddle Period” shall have the meaning set forth in Section 11.2(b).

“Subsidiary” or, collectively, the “Subsidiaries” shall have the meaning set forth in Section 3.23(a).

“Tax” means any tax (including, without limitation, any income tax, capital gains tax, value- added tax, sales tax, use tax, gift tax, franchise tax, transfer tax, ad valorem tax, excise tax, payroll tax or estate tax), levy, duty, assessment, deficiency, recapture of claimed benefits, or any withholding or other similar fee and any related charge or amount (including any fine, penalty, interest or addition to tax with respect to the foregoing) imposed, assessed or collected by or under the authority of any Governmental Body or payable pursuant to any tax- sharing agreement or other written Contract relating thereto.

“Tax Equity Documents” means each and every document executed between or among any Management Company and Firstar where the applicable Management Company is denominated as the Managing Member of a Subsidiary of the applicable Management Company and Firstar is denominated as an Investor Member of such Subsidiary.

“Tax Return” means any return (including any information return), report, statement, election, schedule, notice, form, or other document or information, including, without limitation, any attachment or amendment thereto, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Threatened” means with respect to any claim, Proceeding, dispute, action, or other matter if any demand or statement has been made (written or oral) or any notice has been given (written or oral).

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, goods and services, stock, conveyance, registration, business and occupation, securities transaction, real estate and personal property transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and other similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

“UCC” means the Uniform Commercial Code as in effect from time to time in any applicable jurisdiction.

“Warranties” shall have the meaning set forth in Section 3.22(a).

ARTICLE II  SALE AND TRANSFER OF MEMBERSHIP INTERESTS; CLOSING

2.1                                     Membership Interests.  Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign and convey the Membership Interests to Buyer free and clear of all Encumbrances (other than Permitted Encumbrances), and Buyer will purchase the Membership Interests from Seller.

2.2                                     Purchase Price.  The purchase price (the “Purchase Price”) for the Membership Interests will be $36.5 million (reduced or increased by the Adjustment Amount), of which, $33 million will be paid in cash at the Closing and $3.5 million will be deposited in an escrow account established pursuant to the terms of the Escrow Agreement (the “Escrow Account”) with (A) $3 million of such amount (the “Indemnification Escrow Amount”) allocated exclusively as security for payment of (i) the Adjustment Amount and (ii) claims of Buyer Indemnified Persons in accordance with Section 10.5, and (B) $500,000 (the “Major Maintenance Escrow Amount”) allocated exclusively for major maintenance expenses of Buyer in accordance with Section 12.15.

2.3                                     Closing.  Subject to the terms and conditions of this Agreement, the purchase and sale of the Membership Interests and the consummation of the Contemplated Transactions (the “Closing”) will take place at the offices of Jones Day, located at 222 East 41st Street, New York, New York, at 10:00 a.m.  (local time) on the later of (i) the date hereof, (ii) the date that is three (3) Business Days following satisfaction of the conditions to Closing set forth in Articles VII and VIII hereof, and (iii) such other time and place as the Parties may agree.  Subject to Article IX, failure to consummate the purchase and sale of the Membership Interests and the consummation of the Contemplated Transactions on the date and time and at the place determined pursuant to this Section 2.3 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

2.4                                     Closing Obligations.  At the Closing:

(a)                                 Seller and the Companies will deliver or cause to be delivered to Buyer:

(i)                                     assignments of the Membership Interests (the “Membership Interest Assignments”) for each Company, duly executed by GLC and acknowledged by such Company and otherwise in form sufficient to record transfer of ownership of Membership Interests for such Company in the respective books and records and the Operating Agreement of such Company, with all requisite Membership Interest transfer tax stamps attached for transfer to Buyer, free and clear of all Encumbrances other than Permitted Encumbrances;

(ii)                                  an escrow agreement by and among Buyer, GLC, and a mutually acceptable escrow agent (the “Escrow Agent”) in substantially the form agreed by the Parties (the “Escrow Agreement”), duly executed by GLC;

(iii)                               the Seller Disclosure Letter executed by Seller;

(iv)                              executed counterparts of each Ancillary Agreement to which GLC or Parent are or either of them is a party;

(v)                                 executed copies of each Estoppel Certificate;

(vi)                              a receipt for the Purchase Price;

(vii)                           a certificate executed by Seller certifying that Seller and each Company have satisfied all conditions set forth in Section 7.1 and Section 7.2(a);

(viii)                        copies of all Consents required set forth in items 2, 3 and 4 of Section 3.2(c) of the Seller Disclosure Letter;

(ix)                              copies of resolutions adopted by the Board of Directors, Managing Members, sole member, or other applicable authority of each Company authorizing the execution, delivery and performance of this Agreement, the Ancillary Agreements, and the consummation of the Contemplated Transactions, certified by a Secretary or Assistant Secretary of such Company to be true, correct, complete and in full force and effect and unmodified as of the Closing Date;

(x)                                 a legal opinion in substantially the form of Exhibit “E”;

(xi)                              Key Employee Agreements in substantially the form agreed with respect to each respective Key Employee;

(xii)                           possession or control of any corporate seals, all minute books, Membership Interest record books, and other records of each Acquired Entity then in the possession or control of Seller or their Representatives;

(xiii)                        a certificate of a Secretary or Assistant Secretary of GLC certifying that the copies of each Acquired Entity’s Organizational Documents previously made available to Buyer are true, correct, complete and in full force and effect and unmodified as of the Closing Date; and a certificate of good standing for each Company from the Secretary of State of such Company’s formation;

(xiv)                       two one-year letters of credit issued by DBS Bank (Taiwan) Ltd. and confirmed by Wells Fargo Bank, N.A., one substantially in the form of Exhibit “C-1” and the other substantially in the form of Exhibit “C-2” (together, the “GLX Letter of Credit”), to collateralize GLX’s obligation to purchase the Massachusetts Solar Renewable Energy Certificates, pursuant to the SREC Purchase Agreements, issued in an amount or amounts not less than those in the letters of credit issued by DBS Bank (Taiwan) Ltd., as set forth in Schedule 2.4(a)(xiv);

(xv)                          the SREC Purchase Agreements duly executed by all parties thereto;

(xvi)                       the O&M Amendment duly executed by each respective party thereto;

(xvii)                    a certificate as to the non-foreign status of GLC pursuant to section 1.1445-2(b)(2) of the Regulations;

(xviii)                 title insurance in form and substance consistent with the form of the pro forma title insurance policies referenced on Schedule 2.4(a)(xviii);

(xix)                       an executed copy of the Site Control Amendments;

(xx)                          evidence satisfactory to Buyer that the certain Promissory Note issued by GLC - (NJ) NACR 1, LLC, a Delaware limited liability company for the benefit of Public Service Electric and Gas Company, a New Jersey Corporation dated February 10, 2012 and due on February 28, 2012 has been cancelled;

(xxi)                       a reliance letter for the benefit of Buyer from Leidos Engineering LLC with respect to that certain Independent Engineer’s Report Ahana Operations Photovoltaic Portfolio dated November 1, 2014 for the benefit of GLC; and

(xxii)                    all other agreements, documents, instruments or certificates required to be delivered by Seller, or the Companies, or any of them at or prior to the Closing pursuant to Article VII.

(b)                                 Buyer will deliver to Seller or caused to be delivered at the direction of Seller:

(i)                                     an amount equal to the Purchase Price, less the Indemnification Escrow Amount, less the Major Maintenance Indemnification Amount, by wire transfer in immediately available funds to the bank account designated by Seller;

(ii)                                  an amount equal to the Indemnification Escrow Amount, plus the Major Maintenance Indemnification Amount, to the Escrow Agent to be held in the Escrow Account pursuant to the terms of the Escrow Agreement by wire transfer of immediately available funds to an account specified by the Escrow Agent;

(iii)                               the Escrow Agreement executed by Buyer;

(iv)                              executed counterparts of each Ancillary Agreement to which Buyer is a party;

(v)                                 a certificate executed by Buyer certifying that Buyer has satisfied all conditions set forth in Section 8.1 and Section 8.2(a);

(vi)                              copies of resolutions adopted by the Board of Directors or Managing Member of Buyer authorizing the execution and delivery of the Agreement and the consummation of the Contemplated Transactions, certified by a Secretary or Assistant Secretary of Buyer to be true, correct, complete and in full force and effect and unmodified as of the Closing Date; and

(vii)                           all other agreements, documents, instruments or certificates required to be deliver by Buyer at or prior to Closing pursuant to Article VIII.

2.5                                     Post-Closing Obligations.  Any Closing obligation set forth in Section 2.4(a) above that has not been completed at or prior to Closing by Seller (a “Seller Closing Obligation”) may be waived by Buyer and any Closing obligation set forth in Section 2.4(b) above that has not been completed at or prior to Closing by Buyer (collectively with Seller Closing Obligation, a “Post-Closing Obligation”) may be waived by Seller, provided that, in each case, such waiver of Post-Closing Obligation, if any, shall be subject to mutual agreement of the Parties providing for the terms, conditions, and timing of satisfaction of such Post-Closing Obligation, including without limitation provision for additional security for the performance of such Post-Closing Obligations, if any.

2.6                                     Determination of Adjustment Amount.  For purposes of this Agreement, the “Adjustment Amount” shall equal the result (which may be a positive or negative number) obtained in accordance with the following formula:

(A)       Closing Book Date Net Working Capital — (B) November Total Gross Cash Profit - (C) December Total Gross Cash Profit

Where such terms have the following meanings:

“Closing Book Date Net Working Capital” means the difference, if any, between the current assets of the Companies (excluding cash) and the current liabilities of the Companies as of the Closing Book Date, which amount is estimated to be $1,862,681.87, calculated solely to include the working capital line items reflected in, and in accordance with the accounting principles, practices and methodologies reflected in, the estimated closing adjustment schedule prepared by Seller and delivered to Buyer (the “Estimated Closing Adjustment Schedule”) and as set forth on Schedule 2.6 (such principles, practices and methodologies being referred to collectively, the “Accounting Principles”);

“November Total Gross Cash Profit” means the total gross cash profit earned by the Companies for the period of November 1, 2014 through November 30, 2014, estimated to be $683,926.98, determined in accordance with the Accounting Principles; and

“December Total Gross Cash Profit” means the total gross cash profit earned by the Companies for the period of December 1, 2014 through the Closing Date determined in accordance with the Accounting Principles (such amount to be calculated as of December 31, 2014, pro-rated for the actual number of days elapsed between December 1, 2014 through the Closing Date).

2.7                                     Cash Reimbursement.  On the Closing Date, Buyer will, or will cause the Companies to, reimburse to Seller $5,474,004.92, which is Seller’s good faith estimate of the Closing Date Restricted Cash, determined in accordance with the Accounting Principles as reflected on Estimated Closing Adjustment Schedule (the “Estimated Closing Date Restricted Cash”).  As soon as practicable following the Closing Date, subject to Section 2.8, Buyer shall, or shall cause the Companies to, reimburse to Seller the sum of (a) Closing Date Unrestricted Cash plus (b) the result (which may be positive or negative) obtained by subtracting the Estimated Closing Date Restricted Cash from the Closing Date Restricted Cash (the “Cash Reimbursement Amount”), determined in accordance with the Accounting Principles as reflected on Estimated Closing Adjustment Schedule.  For purposes hereof.

“Closing Date Unrestricted Cash” means the amount of cash held by the Companies as of the Closing Date determined in accordance with the Accounting Principles that is not held subject to a reserve or similar contractual restriction; and

“Closing Date Restricted Cash” means the amount of cash held by the Companies as of the Closing Date determined in accordance with the Accounting Principles that is held subject to a reserve or similar contractual restriction.

2.8                                     Determination of Adjustment Amount and Cash Reimbursement Amount.  Within 60 days following the Closing Date, Buyer shall (a) review all documents, information, and data used by Seller to prepare the Estimated Closing Adjustment Schedule and (b) submit to Seller its good faith estimate of the following:

(a)                                 the (I) Closing Book Date Net Working Capital, (II) the November Total Gross Cash Profit, (III) the December Total Gross Cash Profit, (IV) Closing Date Restricted Cash and (V) Closing Date Unrestricted Cash;

(b)                                 the Adjustment Amount (the “Buyer Estimated Adjustment Amount”);

(c)                                  the result (which may be positive or negative) obtained by subtracting the Estimated Closing Date Restricted Cash from the Closing Date Restricted Cash; and

(d)                                 the sum of Closing Date Unrestricted Cash plus the amount determined pursuant to the immediately preceding clause (c) (such amount described in this clause (d), the “Buyer Estimated Cash Reimbursement Amount”; and the materials described in clauses (a)-(d), the “Buyer Post-Closing Materials”).

Seller shall have thirty (30) days following Buyer’s delivery of the Buyer Post-Closing Materials (the “Seller Review Period”) to review such materials.  The Buyer Post-Closing Materials shall become final, and the Buyer Estimated Adjustment Amount and the Buyer Estimated Cash Reimbursement Amount shall be considered the “Adjustment Amount” and the “Cash Reimbursement Amount”, respectively, upon delivery by Seller of a notice approving such amounts to Buyer, or if Buyer does not deliver a notice during the Review Period, on the date following completion of the Review Period; provided, that if Seller objects to all or any portion of the Buyer Post Closing Materials, then Seller shall notify Buyer of such objection (an “Objection Notice”) on or prior to the last day of the Seller Review Period. If Seller delivers an Objection Notice, then the Parties shall have twenty (20) Business Days to seek to resolve any issues set forth in the Seller Objection Notice (provided that such portions of the Buyer Post-Closing Materials that are not the subject of the Seller Objection Notice shall be considered final upon delivery of the Seller Objection Notice).  If any matter subject to objection under the Seller Objection Notice is resolved by the Parties during such twenty (20) Business Day period, such matter shall be considered final upon such resolution. Failing such agreement, the issues in dispute shall be resolved by an independent accountant, who shall not have been retained by either Buyer or any Seller within the past four years (the “Independent Accountant”), in accordance with the procedure set forth in Schedule 2.8.  The Adjustment Amount and the Cash Reimbursement Amount shall be the amounts determined in accordance with the foregoing.

2.9                                     Payment of Adjustment Amount and Remittance of Cash Reimbursement Amount.

(a)                                 No later than five (5) Business Days following the final determination of the Adjustment Amount, (i) if the Adjustment Amount is a positive number, Buyer shall pay to Seller by wire transfer of immediately available funds to accounts specified by Seller an amount equal to the Adjustment Amount, and (ii) if the Adjustment Amount is a negative number, Seller shall pay to Buyer by wire transfer of immediately available funds to accounts specified by Buyer an amount equal to the Adjustment Amount.

(b)                                 No later than five (5) Business Days following the final determination of the Cash Reimbursement Amount, (i) if the Cash Reimbursement Amount is a positive number, Buyer shall, or shall cause the Companies to, remit to Seller by wire transfer of immediately available funds to accounts specified by Seller an amount equal to the Cash Reimbursement Amount, and (ii) if the Cash Reimbursement Amount is a negative number, Seller shall reimburse to Buyer by wire transfer of immediately available funds to accounts specified by Buyer an amount equal to the Cash Reimbursement Amount.

(c)                                  Any amounts that are due and payable without regard to the outcome of any objection included in a Seller Objection Notice, as determined by the parties in good faith, shall be paid promptly following such determination.

2.10                              Withholding.  Buyer shall be entitled to deduct and withhold or cause to be deducted and withheld from amounts otherwise payable to Seller or any other Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payments under any provision of federal, state, local or foreign Tax law.  If Buyer determines that any such deduction or withholding is required in respect of a payment pursuant to this Agreement, Buyer shall use its commercially reasonable efforts to provide written notice to Seller at least three (3) Business Days prior to the date on which such payment is to be made.  Buyer shall promptly pay or cause to be timely paid to the appropriate Governmental Body all such amounts deducted and withheld pursuant to this Section 2.10.  Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to Seller or such other Person in respect of which such deduction and withholding was made.

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF SELLER AND COMPANIES

Seller and the Companies, each jointly and severally, represent and warrant to Buyer as follows:

3.1                                     Organization and Good Standing.  Section 3.1 of the Seller Disclosure Letter contains a complete and accurate list of each Acquired Entity’s jurisdiction of formation and each jurisdiction in which it is authorized to do business.  Each Acquired Entity is a limited liability company duly organized, validly existing, and in good standing under the laws of its state of formation, with full corporate power and authority to conduct its business as it is now being conducted, to own, lease or use the properties and assets that it purports to own or use, and to perform all its obligations under this Agreement and the Contemplated Transactions.  Each Acquired Entity is duly qualified to do business as a foreign limited liability company and is in good standing or the equivalent qualification under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where failure to qualify would not, individually or in the aggregate, have a Material Adverse Effect on such Acquired Entity.  Seller has delivered or made available to Buyer true and correct copies of the Organizational Documents of each Acquired Entity, as currently in effect.  Except as set forth in Section 3.1 of the Seller Disclosure Letter, during the last five (5) years, no Acquired Entity has been known by or used any corporate, company, business, fictitious or other name in the conduct of its business or in connection with the use or operations of its assets.

3.2                                     Authority; No Conflict.

(a)                                 Each of the Sellers and each of the Companies has duly executed this Agreement and this Agreement constitutes the legal, valid, and binding obligation of each, enforceable against such Acquired Entity and such Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.  Upon the execution and delivery by each of the Sellers, as applicable, each other agreement, certificate or document executed by or on behalf of such Seller pursuant to this Agreement (collectively, the “Seller’s Closing Documents”), Seller’s Closing Documents to which each such Seller is a party will be duly and validly executed by each Seller that is a party thereto and will constitute such Seller’s legal, valid, and binding obligations, enforceable against such Seller in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.  Seller and each of the Companies has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and, in the case of Seller, Seller’s Closing Documents to which such Seller is party and to perform such Seller’s obligations hereunder and thereunder.

(b)                                 Section 3.2(b) of the Seller Disclosure Letter contains a complete and accurate list of each Acquired Entity’s Organizational Documents.  Except as set forth in Section 3.2(b) of the Seller Disclosure Letter and, with respect to each Acquired Entity and, as applicable, with respect to Seller, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly:

(i)                                     contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of such Acquired Entity or Seller (B) any resolution adopted by the board of directors, managing member, or other managing authority of such Acquired Entity or Seller;

(ii)                                  contravene, conflict with, or result in a violation of any Legal Requirement to which Seller or such Acquired Entity, or any of the assets of such Acquired Entity or its respective Membership Interests may be subject;

(iii)                               contravene, conflict with, or result in a violation of any of the terms or requirements of any Governmental Authorization that is held by such Acquired Entity, or any of the Assets of such Acquired Entity may be subject;

(iv)                              (with or without giving notice or the lapse of time or both) breach or conflict with, or give rise to any obligation, right of termination, cancellation, acceleration of, or increase in, any fee, liability, obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any material Applicable Contract or result in the imposition of an Encumbrance on its Membership Interests; or

(v)                                 result in the imposition or creation of any Encumbrance (other than the Permitted Encumbrances) upon or with respect to any of the Assets of such Acquired Entity.

(c)                                  Except as set forth in Section 3.2(c) of the Seller Disclosure Letter, neither Parent, GLC nor any Acquired Entity is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3                                     Capitalization.

(a)                                 GLC is and will be on the Closing Date the record and beneficial owner and holder of all of the Membership Interests, free and clear of all Encumbrances (other than Permitted Encumbrances).  Except as set forth in Section 3.3(a) of the Seller Disclosure Letter, none of the membership interests in any Acquired Entity is certificated and no legend or other reference to any purported Encumbrance appears upon any certificate representing membership interests in any Acquired Entity or has been otherwise recorded against such Acquired Entity in any applicable UCC financing statement or other filing.  All of the outstanding membership interests of each Acquired Entity have been duly authorized and validly issued and recorded in accordance with the applicable Operating Agreement of such Acquired Entity and none of such actions violated the pre-emptive rights or right of first refusal or offer of any Person.  Except as set forth in Section 3.3(a) of the Seller Disclosure Letter, no Person has held any Membership Interests in any Acquired Entity at any time prior to the date hereof, other than Seller.  The Membership Interests constitute all of the ownership interests in the Companies, including (a) the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items, (b) all voting or similar rights entitling the holder to exercise control over each Company, (c) there are no (i) warrants, options or other securities, evidences of indebtedness or other obligations of a Person that are, directly or indirectly, convertible into or exercisable or exchangeable for securities of or other interest in such Company, (ii) membership interest vesting rights, phantom membership interests, or similar rights with respect to membership interests or other rights of distribution of any Company or any other rights to acquire any membership interests in any Company, or preemptive rights or rights of first refusal or first offer with respect to any Company, (iii)  other contracts, commitments, agreements, understandings, arrangements or restrictions to which any Company or any Seller is a party or by which any Company or any Seller is bound relating to any membership interests or any other equity ownership of any Company.

(b)                                 Seller is not party to any agreements or understandings with respect to the voting of any of the Membership Interests.  No power of attorney has been granted by Seller and is currently effective with respect to any of the Membership Interests.  Except as contemplated by this Agreement, there are no Contracts relating to the issuance, sale, or transfer of any

Membership Interests in any Acquired Entity.  None of the outstanding Membership Interests in any Acquired Entity was issued in violation of the Securities Act or any other Legal Requirement.  No Acquired Entity is party to any Contract to acquire any Membership Interests or other equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.  All dividends and distributions by any Acquired Entity have been made in compliance with the Organizational Documents of such Acquired Entity and all Legal Requirements.

(c)                                  From the Closing Book Date up to and including the Closing Date, except for dividends and other payments described on Section 3.3(c) of the Seller Disclosure Letter, no Acquired Entity has made any distribution to Seller and 100% of the cash flow produced by such Acquired Entity has been retained by such Acquired Entity, reduced only by payments, if any, made solely in the Ordinary Course of Business and otherwise in accordance with Section 3.14.

3.4                                     Financial Statements.  Seller has delivered or made available to Buyer: (a) audited consolidated balance sheets of each Acquired Entity as of the Closing Book Date and the related reviewed consolidated statements of income, changes in Membership Interest capital account, distributions and cash flow for the fiscal years December 31, 2012 and December 31, 2013, each together with the related notes, and (b) an unaudited consolidated balance sheet of Seller and each Acquired Entity as of the Closing Book Date (the “Balance Sheet”) and the related unaudited statements of income, changes in Membership Interest capital account, distributions and cash flow for the ten months then ended. The financial statements (and notes thereto) described in this Section 3.4 are collectively referred to as the “Financial Statements.” Except as set forth in Section 3.4 of the Seller Disclosure Letter, the Financial Statements (i) are in accordance with the books and records of each Acquired Entity and (ii) have been prepared in accordance with GAAP (subject, in the case of the Financial Statements referred to in Section 3.4(b), to the absence of notes and year-end adjustments) and fairly present, in all material respects, the financial condition and the results of operations, changes in Membership Interest capital account, distributions and cash flow of the Acquired Entities as of the respective dates of and for the periods referred to in such Financial Statements.  Except as set forth in the Financial Statements, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations), or any other relationships related to the business of each Acquired Entity with unconsolidated entities or other Persons.

3.5                                     Books and Records.  The record books of each Acquired Entity have been made available to Buyer, are complete and correct in all material respects and have been maintained in accordance with sound business practices.  The books of account and other records of each Acquired Entity, all of which have been made available to Buyer, are complete and correct in all material respects and have been maintained in accordance with sound business practices.  The legal and business books of each Acquired Entity, all of which have been made available to Buyer: (i) are the original legal and business books and records of Acquired Entity; (ii) contain all proceedings of the members and managers, the board of directors, if applicable, and any committees thereof with respect to each Acquired Entity up to and including the date of this Agreement and the Closing Date; and (iii) are true, accurate and complete in all material respects.

3.6                                     Real Property.

(a)                                 None of the Acquired Entities has fee title (or equivalent) interests in any Real Property.

(b)                                 Section 3.6(b) of the Seller Disclosure Letter lists (i) the street address of each parcel of Site Control Properties, (ii) the identity of the lessor and lessee, licensor and licensee, or grantor and grantee, as the case as may be, and (iii) the lease, license and/or easement with respect to such Site Control Properties.  Except as described in Section 3.6(b) of the Seller Disclosure Letter, the Seller has delivered to the Buyer, true and complete copies of the leases, licenses or such agreement granting an easement to such Site Control Properties in effect at the date hereof relating to the Site Control Properties.  Except as described in Section 3.6(b) of the Seller Disclosure Letter, there has not been any sublease or assignment, as the case may be, entered into by any Acquired Entity in respect of the leases, licenses or easements relating to the Site Control Properties.

(c)                                  There has been no damage by any casualty or natural disaster to, or any condemnation Proceedings against any improvement or structure currently on any Site Control Properties that would have a Material Adverse Effect.

(d)                                 All Encumbrances and other matters encumbering or burdening any of the Site Control Properties are listed and fully described in Section 3.6(d) of the Seller Disclosure Letter.

(e)                                  None of the Companies’ or their Subsidiaries’ use of the Site Control Properties violates any provisions of any applicable building code, fire, health or safety regulations, or other governmental ordinances, orders or regulations.  No condition, restriction, exception, legal requirement, reservation or limitation exists with respect to any of the Site Control Properties that would prevent, or require repair or modification thereof in order to use or continue using such Site Control Properties in the operation of the Solar Power Projects. The Companies and their Subsidiaries enjoy peaceful and undisturbed possession of their respective Site Control Properties.

(f)                                   None of the Companies or any of their Subsidiaries has received any written notices of, and there is no pending or threatened condemnation or similar Proceeding or assessment affecting their respective Site Control Properties.

(g)                                  There are utility lines to the Site Control Properties of the Acquired Entities which currently supply all such services on such Site Control Properties necessary to operate the Solar Power Projects in accordance with Prudent Industry Practice and past practices of the Companies.

(h)                                 The Acquired Entities have sufficient access to and from the Site Control Properties from public highways, streets or roads.  None of the Companies or their Subsidiaries has received any written notices of, and there is no pending or threatened Proceeding by any Governmental Body which could foreseeably impair or result in the termination of such access.

(i)                                     None of the Companies or the Subsidiaries owns, holds, nor are any of such entities obligated under or a party to, any option, right of first refusal, or other contractual right or obligation causing such entity to purchase or acquire any real property, enter into any lease or to sell or dispose of any Real Property or any portion thereof or interest therein, except for lease renewal options thereunder.

3.7                                     Condition and Sufficiency of Assets.

(a)                                 Section 3.7(a) of the Seller Disclosure Letter sets forth a true and complete list of the sites housing electric generating assets owned by the Acquired Entities, together with the total cost basis of the assets at each site (“Material Assets”).  For each site housing Material Assets listed, Section 3.7(a) of the Seller Disclosure Letter states which applicable Acquired Entity owns the Material Assets located at such site.

(b)                                 All Assets of each Acquired Entity are (i) in good and usable working order, normal wear-and-tear excepted, (ii) are adequate for the uses to which they are being put, and (iii) are owned free and clear of any Encumbrances (other than Permitted Encumbrances).  All such Assets are reasonably sufficient for the continued production and sale of power by the respective Solar Power Project and other conduct of such Acquired Entity’s businesses after the Closing in substantially the same manner as solar power was produced and sold and such Acquired Entity’s business otherwise conducted prior to the Closing.  All Assets owned or held for use by such Acquired Entity’s constitute all of the Assets that are used in the business of such Acquired Entity.  None of such Assets is held by Parent or any Affiliate of Seller, other than the Acquired Entities.

3.8                                     Preferred Dividend and Debt Payments.  Seller has made all payments due on or before the Closing Book Date, including, without limitation, (A) the Firstar Q3-2014 preferred dividend payments on October 30, 2014; (B) the East-West Bank debt payments due October 30, 2014, as well as certain payment after the Closing Book Date, including (C) the NCB debt payments due November 5, 2014, and (D) the East-West Bank debt payments due November 30, 2014.

3.9                                     No Undisclosed Liabilities.  Except as set forth in Section 3.9 of the Seller Disclosure Letter, each Acquired Entity has no liabilities or obligations of the kind that would be required by GAAP to be reflected on a consolidated balance sheet of the Acquired Companies (whether known or unknown and whether matured or unmatured, absolute, accrued, contingent, or otherwise), except for (i) liabilities or obligations that are accrued or reserved against in the Balance Sheet, and (ii) liabilities incurred in the Ordinary Course of Business since the date of the Balance Sheet.

3.10                              Taxes.

(a)                                 All Tax Returns and Cash Grant annual reports required to be filed by the Acquired Entities have been timely filed, and all such Tax Returns and Cash Grant annual reports were true, complete and correct in all respects.

(b)                                 Each Acquired Entity has timely paid all Taxes (for the avoidance of doubt, whether or not shown to be due on the Tax Returns referred to in Section 3.10(a)) when due.

(c)                                  All deficiencies for Taxes asserted or assessed in writing against any Acquired Entity have been fully and timely paid, settled or properly reflected in the Financial Statements.

(d)                                 No audit or similar Proceeding is pending with respect to any Cash Grant received by a Acquired Entity or Taxes due from a Acquired Entity.

(e)                                  There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Cash Grant received by a Acquired Entity or, Taxes due from a Acquired Entity for any taxable period and no request for any such waiver or extension is currently pending.

(f)                                   No Acquired Entity has elected to be treated as a corporation for U.S. federal or state and local tax purposes.

(g)                                  No Acquired Entity is party to any Tax sharing, Tax indemnification, Cash Grant indemnification or similar agreement currently in force other than customary tax indemnification provisions in any Contract that does not primarily relate to Tax matters or in any Contract entered into the ordinary course of business that does not primarily relate to Tax matters.

(h)                                 No Acquired Entity has engaged in any “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations.

(i)                                     No Acquired Entity (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a transferee or successor or otherwise under applicable Legal Requirements.

(j)                                    The representations, warranties and covenants in respect of a Cash Grant or Tax matters made in the Tax Equity Documents are true and correct in all respects as of the date made and as of the date hereof.

(k)                                 No Acquired Entity is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state or local law) and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provisions of state or local law).

(l)                                     No entity that holds a direct or indirect interest in any of the Acquired Entities is a “tax-exempt controlled entity” within the meaning of Section 168(h)(6)(F)(iii) of the Code (other than a tax-exempt controlled entity that has made an election under Section

168(h)(6)(F)(ii) of the Code for all applicable taxable years), unless such entity holds its interest through an entity classified as a corporation that is not a tax-exempt controlled entity.

(m)                             The Cash Grant awards for the Cash Grant Projects were properly awarded.  No event, fact or circumstance has occurred that would cause any part of an awarded Cash Grant to be disallowed, reduced, recaptured or treated as resulting in income subject to Tax.

(n)                                 GLC is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

(o)                                 Each of the Firstar Funds is and will be respected by the IRS (and any comparable state and local taxing authority) as a partnership for U.S. federal income tax and applicable state and local income Tax purposes at all times since the date of its formation.

(p)                                 The amount of investment tax credit under Section 48 of the Code to which any of the Firstar Funds is entitled is not less than the amount claimed by such Solar Fund on Tax Returns filed by such Solar Fund.

(q)                                 The allocation of items of income, gain, loss, deduction and credit to and among the members of each of the Firstar Funds is, in each case, consistent with the members’ respective interests in such entities within the meaning of Section 704(b) of the Code and the regulations thereunder (for purposes of clarification, this Section 3.10(q) includes that the operation of the stated allocations, including any allocations required under Section 704(b) of the Code, do not result in subsequent recapture of any investment tax credit or any Cash Grant, but otherwise concerns the validity of the allocations and not the amounts that will be allocated or the timing of the allocation.

(r)                                    Each of the Firstar Funds has been established and structured, and the Tax Equity Documents have been prepared and executed, consistent with all Legal Requirements for such Firstar Funds to receive and be fully entitled to all of the tax, cash grant, and related benefits that each, respectively, has claimed, and that the allocations of income, gains, losses, deductions, and credits to each of the members of the respective Firstar Funds will be respected for federal, state, and local income tax purposes; and there is no residual Firstar Indemnity Risk.

3.11                              Employee Matters.  There are no employees at any Acquired Entity and no Acquired Entity has ever employed any employees.  No Acquired Entity maintains, sponsors, contributes to, or could incur any liability under any employment agreement, consulting agreement, collective bargaining agreement, Benefit Plan or any other policy or agreement for the remuneration of employees or is party to, or a guarantor of, any contract or agreement with any labor organization.

3.12                              Compliance with Legal Requirements; Governmental Authorizations.

(a)                                 Except as set forth in Section 3.12(a) of the Seller Disclosure Letter, (i) each Acquired Entity is in material compliance with each Legal Requirement (other than compliance with Environmental Laws, which are addressed exclusively in Section 3.17) that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its Assets; (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) could reasonably be expected to constitute or result in a violation by such Acquired Entity of, or a failure on the part of such Acquired Entity to comply in any material respect, with any such Legal Requirement; and (iii) such Acquired Entity has not received any written or other notice from any Governmental Body or other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any such Legal Requirement.

(b)                                 Section 3.12(b) of the Seller Disclosure Letter contains a complete and accurate list of each material Governmental Authorization that is held, or required to be held, by or for the benefit of each Acquired Entity.  Each Governmental Authorization listed or required to be listed in Section 3.12(b) of the Seller Disclosure Letter is valid and in full force and effect.  Except as set forth in Section 3.12(b) of the Seller Disclosure Letter:

(i)                                     Each Acquired Entity is, and at all times since the issuance of each Governmental Authorization identified or required to be identified in Section 3.12(b) of the Seller Disclosure Letter has been, in material compliance with all of the terms and requirements of each such Governmental Authorization;

(ii)                                  With respect to each Acquired Entity, no event has occurred or circumstance exists that (with or without notice or lapse of time) could reasonably be expected to (A) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Section 3.12(b) of the Seller Disclosure Letter, or (B) result in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Section 3.12(b) of the Seller Disclosure Letter;

(iii)                               No Acquired Entity has received any written or other notice from any Governmental Body regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Section 3.12(b) of the Seller Disclosure Letter, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization listed or required to be listed in Section 3.12(b) of the Seller Disclosure Letter;

(iv)                              With respect to each Acquired Entity, all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Section 3.12(b) of the Seller Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies; and

(v)                                 The Governmental Authorizations held by or for the benefit of each Acquired Entity, including, without limitation, those listed in Section 3.12(b) of the Seller Disclosure Letter, collectively constitute all of the Governmental Authorizations necessary to permit each Acquired Entity to lawfully conduct and operate its respective Solar Power Project and related business in the manner it currently conducts and operates such Solar Power Project and such business and to permit such Acquired Entity to own and use its Assets in the manner in which it currently owns and uses such Assets.

3.13                              Legal Proceedings; Orders.

(a)                                 Except as set forth in Section 3.13(a) of the Seller Disclosure Letter, there is no pending Proceeding (other than Proceedings of the type described in clause (b) below) that has been commenced by or against any Acquired Entity, or against any of the Assets owned or used by such Acquired Entity and, to the Knowledge of Seller, no such Proceeding has been Threatened.  Seller has delivered or made available to Buyer copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Section 3.13(a) of the Seller Disclosure Letter.  There is no pending Proceeding that has been commenced against Seller or any Acquired Entity, or against any Person affiliated with Seller or any Acquired Entity, which (a) is likely to succeed on the merits, (b) involves any challenge to, or is seeking damages or other relief in connection with, any of the Contemplated Transactions, and (c) may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions and no such Proceeding has been Threatened.  The Proceedings listed in Section 3.13(a) of the Seller Disclosure Letter do not, individually or in the aggregate, have a Material Adverse Effect on any Acquired Entity.

(b)                                 Except as set forth in Section 3.13(b) of the Seller Disclosure Letter, there is no Order to which any Acquired Entity, or any of the Assets owned or used by any Acquired Entity, is subject.  No Seller is subject to any Order that relates to the business of, or any of the Assets owned or used by, any Acquired Entity.  No director or manager of any Acquired Entity is subject to any Order that prohibits such director or manager from engaging in or continuing any conduct, activity, or practice relating to the business of such Acquired Entity.

(c)                                  Except as set forth in Section 3.13(c) of the Seller Disclosure Letter;

(i)                                     Each Acquired Entity is, and at all times since receiving notice that it is subject to an Order has been, in compliance with all of the terms and requirements of each Order to which it, or any of the Assets owned or used by it, is or has been subject;

(ii)                                  With respect to each Acquired Entity, no event has occurred or circumstance exists that may reasonably be expected to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which such Acquired Entity, or any of the Assets owned or used by such Acquired Entity, is subject; and

(iii)                               No Acquired Entity has received, at any time since receiving notice that it is subject to an Order, any written notice from any Governmental Body regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which such Acquired Entity, or any of its Assets is or has been subject.

3.14                              Absence of Certain Changes and Events.  Except as set forth in Section 3.14 of the Seller Disclosure Letter, since the Closing Book Date, each Acquired Entity has conducted its business only in the Ordinary Course of Business and there has not been any:

(a)                                 change in such Acquired Entity’s authorized or issued Membership Interests; grant of any membership interest vesting rights, option or right to purchase Membership Interests of such Acquired Entity; grant of any phantom or similar rights which give any Person any interest in any portion of the revenue or earnings of such Acquired Entity; issuance of any security convertible into such Membership Interests; grant of any registration rights; purchase, redemption, retirement, or other acquisition by such Acquired Entity of any Membership Interests; or declaration or payment of any non-cash dividend or other non-cash distribution or payment in respect of Membership Interests or rights in respect thereof, provided that nothing herein shall limit cash distributions to Seller for payment of Taxes or otherwise prior to the Closing Date.

(b)                                 amendment to the Organizational Documents of such Acquired Entity;

(c)                                  material damage to or destruction or loss of any Material Asset, whether or not covered by insurance;

(d)                                 except for those Contracts that supersede prior Contracts, without materially changing the terms of such prior Contracts or materially increasing the dollar amount of any commitment by Acquired Entity thereunder, entry into, termination of, or receipt of formal or informal notice or advice of termination of any Contract or transaction involving a total remaining commitment by or to Acquired Entity of $50,000 or more;

(e)                                  sale, lease, or other disposition of any material Asset of any Acquired Entity or mortgage, transfer, pledge, or imposition of any Encumbrance (other than the Permitted Encumbrances) on any material Asset of any Acquired Entity, in each case, other than sales, leases, dispositions or Encumbrances in the Ordinary Course of Business;

(f)                                   any (i) capital expenditure, agreement to incur any liability or obligation whether absolute, accrued, asserted or unasserted, contingent or otherwise (other than routine maintenance in the Ordinary Course of Business), or (ii) any Applicable Contract, in the case of either clause (i) or (ii), involving payments by an Acquired Company in excess of $50,000;

(g)                                  loan, advance or capital contribution to, or investments in, any other Person or acquisition or agreement to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any other Person;

(h)                                 intentional cancellation or waiver of any claims or rights with a value to such Acquired Entity in excess of $50,000;

(i)                                     material change in the accounting methods used by such Acquired Entity;

(j)                                    incurrence or guarantee of any Debt, whether or not evidenced by a note, bond, debenture or similar instrument, or entrance into any “keep well” or other agreement to maintain the financial condition of another Person other than in the Ordinary Course of Business and in excess of $50,000;

(k)                                 transfer to any Person of any material rights to the Intellectual Property Assets;

(l)                                     payment, prepayment, discharge or satisfaction of any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except the payment, prepayment, discharge or satisfaction of liabilities or obligations in the Ordinary Course of Business and in accordance with the terms thereof;

(m)                             settlement or compromise with respect to any Proceeding, other than in an aggregate amount not in excess of $50,000 (provided such settlement documents do not involve any material non-monetary obligations on the part of Acquired Entity);

(n)                                 entry into any Contract with any Seller or Related Person of any Seller (excluding Related Persons that are themselves Acquired Entities) or Affiliate of any Seller (excluding Related Persons that are themselves Acquired Entities); or

(o)                                 any Material Adverse Effect on Acquired Entity.

3.15                              Contracts: No Defaults.

(a)                                 Section 3.15(a) of the Seller Disclosure Letter contains a complete and accurate list, and Seller has delivered or made available to Buyer true and complete copies (or summaries) as of the date hereof, of:

(i)                                     each Applicable Contract pursuant to which any Acquired Entity has outstanding obligations or has not been fully paid that involves delivery of power with respect to any Solar Power Project;

(ii)                                  each Applicable Contract that involves performance of services or delivery of goods or materials by any Acquired Entity of an amount or value in excess of $50,000;

(iii)                               each Applicable Contract that involves performance of services or delivery of goods or materials to any Acquired Entity of an amount or value in excess of $50,000;

(iv)                              each lease, rental or other occupancy agreement (whether written or oral), license, installment and conditional sale agreement of any Acquired Entity that is an Applicable Contract and that (A) has a value per item or aggregate payment of greater than $50,000 and (B) has a term of greater than one year or is not cancelable on sixty (60) or less days’ notice;

(v)                                 each licensing agreement with respect to patents, trademarks, copyrights, or other intellectual property of any Acquired Entity that is an Applicable Contract, excluding any license agreement relating to commonly available software programs with a license fee of less than $20,000 in which Acquired Entity is licensee;

(vi)                              each joint venture agreement or partnership agreement that is an Applicable Contract of any Acquired Entity, and each other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Acquired Entity with any other Person;

(vii)                           each Applicable Contract of any Acquired Entity containing covenants that in any way could reasonably be expected to restrict the business activity of such Acquired Entity or limit the freedom of such Acquired Entity to engage in any line of business or to compete with any Person;

(viii)                        each power of attorney of any Acquired Entity that is an Applicable Contract or any other agreement entered into by such Acquired Entity that grants authority to any Person to act on behalf of such Acquired Entity that is currently effective and outstanding;

(ix)                              each Applicable Contract of any Acquired Entity containing any “change in control” or similar provisions; and

(x)                                 each written warranty, guaranty of contractual performance, including without limitation any production guarantees, extended by any Acquired Entity that is or is part of an Applicable Contract involving payment for Acquired Entity good and services of more than $50,000.

(b)                                 Except as set forth in Section 3.15(b) of the Seller Disclosure Letter: no Acquired Entity and no officer, director, manager or employee of any Acquired Entity is bound by any Contract that purports to limit the ability of such Acquired Entity, officer, director, manager or employee to (A) engage in or continue any conduct, activity, or practice relating to the business of Acquired Entity, or (B) assign to Acquired Entity or to any other Person any rights to any invention, improvement, or discovery relating to the business of Acquired Entity.

(c)                                  Except as set forth in Section 3.15(c) of the Seller Disclosure Letter:

(i)                                     Each Acquired Entity is in compliance in all material respects with all applicable terms and requirements of each Contract identified or required to be identified in Section 3.15(a) of the Seller Disclosure Letter (each, a “Disclosed Contract”) and is in compliance in all material respects with all Legal Requirements pertaining to each such Contract;

(ii)                                  To the Knowledge of Seller, each other party to a Disclosed Contract is in compliance with all applicable terms and requirements of such Disclosed Contract.

(iii)                               No event has occurred or circumstance exists that could reasonably be expected to (with or without notice or lapse of time) contravene, conflict with, or result in a violation or breach of, or give rise to the right of another Person to declare a default or to accelerate the maturity or performance of a Disclosed Contract;

(iv)                              Since the date of each Disclosed Contract, no Acquired Entity has given to or received from any other Person, any written notice (that has not been resolved as of the date hereof) regarding any actual or alleged (and neither such Acquired Entity nor any other Person is now in) breach of, or default under, each such Disclosed Contract; and

(v)                                 All of the Disclosed Contracts are valid and binding obligations of the Acquired Entity party thereto and are enforceable against such Acquired Entity in accordance with their terms, except to the extent that the enforceability thereof may be affected by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by court-applied equitable principles.

(d)                                 Except as set forth in Section 3.15(d) of the Seller Disclosure Letter, there are no current renegotiations of, or outstanding rights to renegotiate or attempts to renegotiate, any material amounts paid or payable to any Acquired Entity under any Disclosed Contract by any other party thereto and no such party has made a written demand for such renegotiation.

(e)                                  The Contracts related to the Solar Energy Systems or the sale, design, manufacture, or provision of power or other services from any Solar Power Project by any Acquired Entity have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

3.16                        Insurance.

(a)                                 Seller has delivered or made available to Buyer (i) true and complete copies of all policies of insurance to which any Acquired Entity is a party and (ii) true and complete copies of all pending applications for policies of insurance; and

(b)                                 Except as set forth in Section 3.16(b) of the Seller Disclosure Letter, the Acquired Entities do not have any self-insurance arrangements (excluding deductibles and retentions) with respect to any risk typically covered by insurance.

(c)                                  Except as set forth in Section 3.16(c) of the Seller Disclosure Letter:

(i)                                     All insurance policies to which any Acquired Entity is a party or a beneficiary or for which any Acquired Entity pays the premium to provide coverage to such Acquired Entity, or any director or officer or manager of such Acquired Entity: (A) are valid, outstanding, and enforceable; (B) are sufficient for compliance with all Legal Requirements and Contracts to which such Acquired Entity is a party or by which it is bound; (C) will continue in full force and effect following the consummation of the Contemplated Transactions; and (D) do not provide for any retrospective premium adjustment or other experienced-based liability on the part of such Acquired Entity.

(ii)                                  In the past three (3) years, neither Seller nor any Acquired Entity has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any written notice of cancellation or any other written notice that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

(iii)                               Each Acquired Entity has paid all premiums due (or such premiums have been paid by Seller on its behalf), and has otherwise performed all of its respective obligations, under each policy to which such Acquired Entity is a party or that provides coverage to such Acquired Entity or director or managers thereof.

(iv)                              Each Acquired Entity has given notice to the insurer of all claims that may be insured thereby.

(v)                                 Each Acquired Entity has satisfied all obligations to third parties with respect to the maintenance of insurance under Applicable Contracts (including such obligations under leases and service agreements).

3.17                              Environmental Matters.  Except as set forth in Section 3.17 of the Seller Disclosure Letter:

(a)                                 (i) the Acquired Entities are in material compliance with all applicable Environmental Laws, and (ii) the Acquired Entities possess and are in material compliance with, all Environmental Permits, except, in each case, for such non-compliance which, individually or in the aggregate, has not resulted in a material Environmental Liability.  The Acquired Entities have timely filed renewal applications for all Environmental Permits for which renewal is pending.

(b)                                 There are no pending or, to the Knowledge of the Seller, threatened Proceedings under or relating to any Environmental Law alleging a claim or violation related to a material Environmental Liability for any of the Acquired Entities, or the revocation or termination of any of the Acquired Entities’ Environmental Permits.  For the past three years, none of the Acquired Entities has received written notice of or has knowledge of any claim or demand made or threatened by any Person against any of the Acquired Entities, Solar Power Projects or Site Control Properties relating to Environmental Liability for (A) actual or alleged On-Site Contamination; (B) actual or alleged violation of Environmental Laws; (C) actual or alleged Off-Site Contamination, in each case, which is alleged to result in a material Environmental Liability for any of the Acquired Entities or the revocation or termination of any of the Acquired Entities’ Environmental Permits.  None of the Acquired Entities is subject to any Order or third party agreement or Encumbrance with respect to any Environmental Law which is alleged to result in a material Environmental Liability for any of the Acquired Entities.

(c)                                  No On-Site Contamination exists and, to the Knowledge of the Seller, no Off-site Contamination exists which could reasonably be expected to result in a material Environmental Liability for any of the Acquired Entities.

(d)                                 To Knowledge of Seller, none of the Acquired Entities has been identified by a Governmental Body or other Person as potentially responsible within the meaning of applicable Environmental Law for Environmental Liability associated with any site or location identified by a Governmental Body as requiring or recommended for environmental investigation or cleanup, which Environmental Liability is or could be expected to result in a material Environmental Liability for any of the Acquired Entities.

(e)                            To the Knowledge of the Seller, none of the Solar Power Projects or Site Control Properties has been formally identified by any Governmental Body or other Person as requiring or recommended for Environmental investigation or cleanup.

(f)                                   This Section 3.17 sets forth the sole and exclusive representations and warranties of the Seller with respect to Environmental Matters.

3.18                              Intellectual Property.

(a)                                 “Intellectual Property Assets” means:

(i)                                     all fictitious business names, trade names, registered and unregistered trademarks, service marks, and applications to register any such unregistered trademarks or service marks;

(ii)                                  all patents and patent applications;

(iii)                               all copyrights in both published works and unpublished works;

(iv)                              all rights in mask works;

(v)                                 all domain names, web sites and web pages;

(vi)                              all software, including associated computer programming code (including, unless otherwise specified, both object code and source code versions thereof), documentation (including, unless otherwise specified, user manuals and other written materials that relate to particular code or databases), materials useful for design, and other written materials or tangible items;

(vii)                           all proprietary and confidential information, know-how, customer lists, technical and design information, data, processes, formulae, methods, schematics, process technology, plans, drawings, blue prints, inventions and discoveries; and

(viii)                        all other intellectual property of any kind or nature owned by Acquired Entity to the extent not covered by sub-clauses (i)-(vii) above.

(b)                                 No Acquired Entity owns any material Intellectual Property Assets.  Each Acquired Entity has the right to use all Intellectual Property Assets necessary to operate the Solar Power Projects and the business of each Acquired Entity.  The operation of the Solar Power Projects and the conduct of each Acquired Entity’s business does not infringe, misappropriate or otherwise violate any Intellectual Property Assets of any third party.

3.19                              Banking Arrangements.  Section 3.19 of the Seller Disclosure Letter contains, as of the date hereof, a complete and accurate list of (a) each bank, savings and loan or similar financial institution in which any Acquired Entity has an account or safe deposit box or other custodial arrangement and the numbers of such accounts or safe deposit boxes maintained by such Acquired Entity; and (b) the names of all Persons authorized to draw on each such account or to have access to any such safe deposit box.

3.20                              Relationships with Related Persons.  Except as set forth in Section 3.20 of the Seller Disclosure Letter, no Seller or any Related Person of any Seller or of any Acquired Entity (excluding, in each case, Related Persons that are themselves Acquired Entities) has any ownership interest in any Assets (whether real, personal, or mixed and whether tangible or intangible) used in any Acquired Entity’s business.  No Seller or any Related Person of any Seller (excluding Related Persons that are themselves Acquired Entities) has or may acquire any rights under, any Contract to which any Acquired Entity is a party or to which any Assets owned or used by any Acquired Entity are bound.  Except as set forth in Section 3.20 of the Seller Disclosure Letter, no Seller or any Related Person of Seller owns (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person, which ownership interest in such Person would be prohibited by Section 5.10(a).  Except as set forth in Section 3.20 of the Seller Disclosure Letter, no Seller or any Related Person of any Seller (excluding Related Persons that are themselves Acquired Entities) is a party to any Contract with, or has any claim or right against, any Acquired Entity, except for rights (other than rights under Contracts) relating to such person’s status as a shareholder, director, officer, or manager of such Acquired Entity.

3.21                              Brokers or Finders.  Neither Seller, nor any Acquired Entity, nor any of their agents have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and/or the Contemplated Transactions.

3.22                              Product Liability; Product Warranty.

(a)                                 Section 3.22(a) of the Seller Disclosure Letter contains a complete and accurate list of each written warranty, or other guaranty of contractual performance extended to each Acquired Entity with respect to any Solar Energy System or other Assets of the Acquired Entities (the “Warranties”).

(b)                                 Except as set forth in Section 3.22(b) of the Seller Disclosure Letter, there are no outstanding claims or requests to replace, repair or issue a refund pursuant to the Warranties.

3.23                              Subsidiaries.

(a)                                 Section 3.23(a) of the Seller Disclosure Letter sets forth a true and complete list of each subsidiary owned or controlled by any Company (a “Subsidiary” and, with respect to all such Subsidiaries, the “Subsidiaries”), listing for each Subsidiary its name, type of entity, the jurisdiction and date of its incorporation or organization, the number and type and current ownership of its respective membership units. Except for Permitted Encumbrances, the investor member interests of Solar Fund I, Solar Fund II, Solar Fund IV, Solar Fund V, Solar Fund VI and Solar Fund VII owned by Firstar and as otherwise disclosed in Section 3.23(a) of the Seller Disclosure Letter, each Company owns beneficially and of record all of the membership interests in each of its Subsidiaries free and clear of any Encumbrances, voting agreements, warrants, options or other securities, evidences of indebtedness, or other obligations of any Person that are, directly or indirectly, convertible into or exercisable or exchangeable for securities of or other interest in such Subsidiary.

(b)                                 Each Subsidiary (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has all necessary power and authority to own, operate or lease the properties and assets owned, operated or leased by such Subsidiary and to carry on its business as it has been and is currently conducted by such Subsidiary, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed or qualified and in good standing would not, and would not reasonably be expected to (x) adversely affect the ability of the Seller to carry out its obligations under, and to consummate the Contemplated Transactions or (y) have a Material Adverse Effect on any Acquired Entity or Solar Power Project.

(c)                                  All actions taken by each Subsidiary have been duly authorized and no Subsidiary has taken any action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its certificate of incorporation, certificate of formation, bylaws or operating agreements (or similar organizational documents) or any Applicable Contract.  True and complete copies of the certificate of incorporation, certificate of formation, bylaws or operating agreements (or similar organizational documents), in each case as in effect on the date hereof, of each Subsidiary have been delivered by Seller to Buyer.

3.24                              Regulatory Status.  Each Acquired Entity engages solely in the retail sale of electric energy, and none of the Acquired Entities is (a) a net seller of energy to any utility or other offtaker during any applicable netting period, or (b) subject to regulation as a “public utility” by the Federal Energy Regulatory Commission.  None of Seller, the Management Companies, the Development Companies, or any Acquired Entity requires any approval from the Federal Energy Regulatory Commission to execute, perform, or consummate the transaction contemplated by this Agreement.

3.25                        PSEG Note.  The promissory note made by GLC - (NJ) NACR 1, LLC, a Delaware limited liability company, dated February 12, 2012, for the benefit of Public Service Electric and Gas Company, a New Jersey corporation, in the original principal amount of $375,726.00, has been cancelled and destroyed.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to Seller:

4.1                                     Organization and Good Standing.  Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted and to enter into and to perform all its obligations under this Agreement.

4.2                                     Authority; No Conflict.

(a)                                 This Agreement has been duly executed by Buyer and constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.  Upon the execution and delivery by Buyer of each other agreement, certificate or document executed by or on behalf of Buyer pursuant to this Agreement (collectively, the “Buyer’s Closing Documents”), the Buyer’s Closing Documents will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.  Buyer has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations hereunder and thereunder.

(b)                                 Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions and will not violate or conflict with Buyer’s Organizational Documents or any laws of any Governmental Body to which Buyer is subject, or by which Buyer may be bound.

(c)                                  Buyer is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3                                     Investment Intent.  Buyer is (a) acquiring the Membership Interests for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act, and (b) an “accredited investor”, as defined in Regulation D promulgated under the Securities Act.

4.4                                     Certain Proceedings.  No Proceeding has been commenced against Buyer or against any Person affiliated with Buyer with respect to which Buyer or any such Person has received service of process or other written notice, which is (a) reasonably likely to succeed on the merits, (b) involves any challenge to, or is seeking damages or other relief in connection with, any of the Contemplated Transactions, and (c) may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

4.5                                     Payment of Purchase Price.  Buyer now has, or at the Closing Date will have, available funds necessary to pay the Purchase Price.  ATN, indirect parent of Buyer, has financing immediately available in the aggregate amount of $70,000,000.  Buyer shall have at the Closing proceeds in an aggregate amount sufficient to consummate the transactions contemplated by this Agreement.

4.6                                     Brokers or Finders.  Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and/or the Contemplated Transactions.

4.7                                     Investigation by Buyer.  Prior to the date of this Agreement, Seller and each Acquired Entity have afforded Buyer and its Representatives access to properties, Contracts, books and records, assets of each Acquired Entity and other documents and data of each Acquired Entity.  Except for the representations and warranties of Seller and the Acquired

Entities contained in Article III of this Agreement, the Seller Disclosure Letter or in any Seller’s Closing Document, neither Seller, nor any Acquired Entity, nor any Acquired Entity’s directors, Affiliates, controlling Persons, agents, advisors or representatives, has made nor shall be deemed to have made any representation or warranty to Buyer or any other Person, either express or implied.

ARTICLE V COVENANTS OF SELLER

Seller and each Acquired Entity, jointly and severally, covenants and agrees with Buyer as follows:

5.1                                     Access and Investigation.  Between the date of this Agreement and the Closing Date, upon reasonable prior notice from Buyer, Seller will provide reasonable access during normal business hours to Buyer, in a manner reasonably designed so as not to interfere with the normal operations of the Companies, and will furnish Buyer and Buyer’s Representatives with such continued and additional access to material financial, operating, and other data and information, including in connection with transition planning, as Buyer may reasonably request and that is readily available to the Seller or any of the Companies or may be prepared or compiled by the Seller or any of the Companies without undue burden.  Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Buyer if such disclosure would, in Seller’s sole discretion: (i) jeopardize any attorney-client or other privilege; or (ii) contravene any applicable Legal Requirement.  Prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, Buyer shall not contact any suppliers to, or customers of, the Seller or the Companies and Buyer shall have no right to perform invasive or subsurface investigations of the Real Property.

5.2                                     Operation of the Solar Power Projects and Businesses of Company.  Between the date of this Agreement and the Closing Date, subject to Section 5.3, Seller will, and will cause each Acquired Entity to, and each Acquired Entity shall:

(a)                                 conduct the operations and sales of its Solar Power Projects and other business of such Acquired Entity only in the Ordinary Course of Business and in accordance with Prudent Industry Practice;

(b)                                 use its Reasonable Best Efforts to preserve intact the current business organization of such Acquired Entity, maintain its rights and ongoing operations, keep available the services of the current agents of such Acquired Entity, and maintain the relations and good will with all counterparties to Applicable Contracts and other suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with such Company;

(c)                                  otherwise report periodically to Buyer concerning the status of the business, operations and finances of such Acquired Entity; and

(d)                                 operate its business in all material respects in compliance with all applicable Legal Requirements.

5.3                                     Certain Prohibited Actions of Acquired Entities and Seller.  Prior to the Closing, except with the prior express written consent of Buyer, which consent shall not be unreasonably withheld, Seller will not, and will cause each Acquired Entity not to, and each Acquired Entity shall not, directly or indirectly, (i) take any actions of the type described in Sections 3.14(a)-(e), 3.15(a)(ii), or 3.15(e); (ii) terminate, amend or modify any existing Applicable Contract or enter into any new Applicable Contract, in each case other than in the Ordinary Course of Business; (iii) terminate, amend or modify any existing Applicable Contract or enter into any new Applicable Contract, whether or not in the Ordinary Course of Business, if such Applicable Contract involves a commitment (or remaining commitment, in the case of a termination, amendment or modification of any existing Applicable Contract) by or to Acquired Entity of $50,000 or more; or (iv) enter into any new Applicable Contract, whether or not in the Ordinary Course of Business.

5.4                                     Required Approvals.  As promptly as practicable after the date of this Agreement, Seller and Buyer will, and Seller will cause each Acquired Entity to, and each Acquired Entity shall, make all filings required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions.  Between the date of this Agreement and the Closing Date, Seller and Buyer will, and Seller will cause each Acquired Entity to, use reasonable best efforts to (a) cooperate with the other Parties with respect to all filings required by Legal Requirements in connection with the Contemplated Transactions, and (b) cooperate with the other Parties in obtaining any consents required for consummation of the Contemplated Transactions.

5.5                                     Notification.  Between the date of this Agreement and the Closing Date, Seller will promptly notify Buyer in writing if Seller becomes aware of any fact or condition that causes or constitutes a breach of any of Seller’s or any Acquired Entity’s representations and warranties as of the date of this Agreement or if the Seller becomes aware of the occurrence after the date of this Agreement and before the Closing Date of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.  Should any such fact or condition require any change in the Seller Disclosure Letter, if the Seller Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, Seller will promptly deliver to Buyer a supplement to the Seller Disclosure Letter specifying such change; provided, that no such notification or supplement shall be taken into account for purposes of determining satisfaction of the condition set forth in Section 7.1 or for purposes of the indemnification set forth in Article X to the extent (and only to the extent) that it relates to facts or circumstances (a) in existence as of the date hereof, or (b) resulting from a breach of any covenant of Seller or any Company pursuant to this Agreement.  Between the date of this Agreement and the Closing Date, each Acquired Entity and each Seller will promptly notify Buyer of the occurrence of any breach of any covenant of Seller or Acquired Entity in this Article V or of the occurrence of any event that may make the satisfaction of the conditions in Article VII impossible or unlikely.

5.6                                     No Negotiation.  Until such time, if any, as this Agreement is terminated pursuant to Article IX, neither any Acquired Entity nor any Seller shall, or cause any Acquired Entity or any of their Representatives to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to any transaction involving the sale of the business or Assets (other than in the

Ordinary Course of Business) of Acquired Entity, or any of the membership interest in any Acquired Entity, or any merger, consolidation, business combination, or similar transaction involving any Acquired Entity.

5.7                                     Reasonable Best Efforts.  Between the date of this Agreement and the Closing Date, Seller and each Acquired Entity will use their Reasonable Best Efforts to cause the conditions in Article VII to be satisfied.

5.8                                     Protection of Relationships.  Except as expressly set forth in this Agreement, no Party will directly or indirectly at any time prior to, on, or after the Closing Date take, and they and each of them will cause each Acquired Entity not to take, any action that is designed or intended to have the effect of discouraging any offtaker, lessor, licensor, customer, supplier or other business associate of Acquired Entity from establishing or maintaining business relationships with any Acquired Entity.

5.9                                     Further Assurances.  Seller and each Acquired Entity shall use Reasonable Best Efforts to implement the provisions of this Agreement, and for such purpose Seller and each Acquired Entity, at the request of Buyer, at or after the Closing, shall, without further consideration, promptly execute and deliver, or cause to be executed and delivered, to Buyer such documents and other instruments in addition to those required by this Agreement, in form and substance reasonably satisfactory to Buyer, and take all such other actions, as Buyer may reasonably deem necessary or desirable to implement any provision of this Agreement and/or to consummate the Contemplated Transactions and obtain the benefit thereof for Buyer.  Neither Seller nor any Acquired Entity shall take any action to terminate or limit existing or prior insurance coverages as applicable to the pre-closing activities of any Acquired Entity or any Acquired Entity’s ability to make claims under those insurance coverages.  On the Closing Date Buyer, through its acquisition of the Membership Interests, will acquire control of all Assets of all Acquired Entities of whatsoever nature (including without limitation all authorizations, licenses, permits, bank accounts and insurance) as the Acquired Persons have over such Assets, and Seller will cease to have any control of such Assets.

5.10                              Noncompetition.  As an inducement for Buyer to enter into this Agreement, Seller agrees that:

(a)                                 During the Non-Compete Term and with respect to the Non-Compete Regions (each as defined below):

(i)                                     No Seller will, either directly or indirectly, whether as shareholder, owner, member, partner, director, officer, employee, agent, consultant or contractor, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, or be employed by any Person where such Person is engaged in the acquisition, operation, ownership or control of solar power systems and solar power projects or related projects for the production and sale of solar power (collectively, the “Competing Projects”; provided that, for the avoidance of doubt, the manufacture and sale of materials used in the manufacture of solar power systems or the trading of renewable energy credits shall not be considered Competing Projects). Notwithstanding the foregoing, Seller may purchase or otherwise acquire, directly or indirectly, up to (but not more than) 20% of any class of securities of any enterprise if Seller does not Control such enterprise.  Each Seller agrees that this covenant is reasonable with respect to its duration, geographical area, and scope.  Notwithstanding the foregoing, this Section 5.10(a)(i) shall not apply to any investment in or any activity conducted by Borrego of Solar Systems, LLC (including its subsidiaries, successors and assigns).

(ii)                                  No Seller will, directly or indirectly (through its Related Persons or otherwise), either for Seller or any other Person, (A) induce or attempt to induce any employee of Buyer or any Acquired Entity or any Related Person thereof to leave the employ of Buyer or any Acquired Entity or any Related Person thereof, (B) in any way interfere with the relationship between any Acquired Entity or Buyer or any Related Person thereof and any employee of the foregoing, (C) within one year of this Agreement employ or engage as an employee, independent contractor, or otherwise, any individual who is an employee of Buyer or a Related Person of Buyer on the date of this Agreement or becomes an employee of Buyer or a Related Person of Buyer during the Non-Compete Term, whether or not such employment or engagement is solicited by Seller, or (D) induce or attempt to induce any offtaker, customer, supplier, licensee, or other business relationship of any Acquired Entity to cease doing, or decrease, business with any Acquired Entity, or in any way interfere with the relationship between any Acquired Entity and any client or customer, supplier, licensee, or business relation of any Acquired Entity, provided in the event that any Acquired Entity or Buyer or Buyer’s parent is acquired (whether by sale of stock, sale of all or substantially all of its assets or by merger) by a third party, the obligations of Seller hereunder shall apply only with respect to the Competing Projects and shall not be deemed by operation of such acquisition to include other products and services of such third party that are not Competing Projects.  Nothing herein shall limit the right of Seller or any other Person to publish notices for or advertisements of available employment in newspapers, on the internet or in other publications or media of general circulation.  Notwithstanding the foregoing, this Section 5.10(a)(ii) shall not (x) apply to any activity conducted by Borrego Solar Systems, LLC (including its Subsidiaries, successors and assigns or (y) prevent Seller and its Related Persons from engaging in family businesses with Key Employees, so long as such activities do not interrupt the businesses of Buyer or any Acquired Entity or conflict with the fiduciary duties such individuals may owe to Buyer or any Acquired Entity or their Affiliates, their respective equity holders or others as members of the board or as officers of Buyer or any Acquired Entity or their Affiliates).

(b)                                 In the event of a breach by any Seller of any covenant set forth in Section 5.10(a), the term of such covenant will be extended by the period of the duration of such breach.

(c)                                  No Seller will, at any time during or after the Noncompete Term, disparage Buyer or any Acquired Entity, or any of their shareholders, directors, officers, employees, or agents in matters related to any Acquired Entity or the business of the Acquired Entities.

(d)                                 For purposes of this Agreement, the “Non-Compete Term” shall mean, with respect to Seller, the period commencing on the date of this Agreement and ending five (5) years thereafter and the “Non-Compete Region” shall mean the United States, including State of California, the State of New Jersey, and the Commonwealth of Massachusetts.

5.11                              Confidentiality Agreement of Seller.  Seller acknowledges and agrees that all Confidential Information regarding each Acquired Entity and the Buyer known or obtained by Seller, whether before or after the date hereof, is the property, as appropriate, of any Acquired Entity or Buyer.  Therefore, Seller agrees that it will not, at any time, disclose or cause to be disclosed to any unauthorized Persons or use or cause to be used for his own account or for the benefit of any third party (other than any Acquired Entity) any Confidential Information regarding any Acquired Entity and the Buyer, whether Seller has such information in Seller’s memory or embodied in writing or other physical form or any computer readable format, without Buyer’s written consent, unless and to the extent that disclosure is required by law, regulation or the rules of any stock exchange or similar entity (in which event Seller shall give Buyer as much notice of such disclosure as is practicable and permitted by law and shall cooperate with Buyer to obtain appropriate protective orders).  Each Seller agrees to deliver to Buyer at any other time Buyer may request, all documents, memoranda, notes, plans, records, reports, summaries and other documentation, models, components, devices, or computer software, whether embodied in a disk or in other form (and all copies of all of the foregoing), relating to the businesses, operations, or affairs of each Acquired Entity and any other Confidential Information regarding each Acquired Entity that Seller may then possess or have under Seller’s control.

5.12                              Remedies.  Each Seller agrees that Seller’s violation of any of the provisions of Sections 5.10 and 5.11 shall cause immediate and irreparable harm to Buyer.  In the event any Seller breaches or threatens to breach any of said provisions, Seller agrees that Buyer shall be entitled to the entry of preliminary and permanent injunctive or other equitable relief by a court of competent jurisdiction to restrain Seller from any violation or threatened violation of such provisions and compelling Seller to comply with such provisions, it being agreed that money damages alone would be inadequate to compensate Buyer and would be an inadequate remedy for such breach.  This Section 5.12 shall not affect or limit, and the injunctive relief provided in this Section 5.12 shall be in addition to, any other remedies available to Buyer at law or in equity or in arbitration for any such violation by any Seller, including the right to recover Damages as provided in Article X.

5.13                              Adjusted Financial Statements.  Upon the reasonable request of Buyer, Seller shall assist Buyer in preparing consolidated Financial Statements as of December 31, 2013 for each Acquired Entity and interim consolidated balance sheets as of each of September 30, 2014 and September 30, 2013, including in each case statements of income, changes in Membership Interest capital account, and distribution and cash flows with respect to the Acquired Entities Seller agrees to (a) furnish any additional information, (b) execute and deliver any reasonably requested document, and (c) do such other acts and things as reasonably requested, in each case, solely for the purpose of carrying out the intent of this Section 5.13.

5.14                              Firstar Indemnity Risk.

(a)                                 Seller shall promptly and fully reimburse Buyer, each Acquired Entity and their respective Affiliates for any Damages incurred by any such Person arising out of or in connection with any claim of Firstar under any Tax Equity Document or the guaranty of any right or provision thereof in favor of Firstar by any third party, including without limitation any subrogation or contribution claim by Borrego arising by reason of Borrego’s performance of its obligations under those certain Guaranty Agreements by and among Borrego and Green Lake Capital, LLC as Guarantor, and the Acquired Entities party thereto and Firstar, as Guarantied Parties (the “Firstar Guaranty Agreements”), except to the extent such claims arise out of or are exacerbated by any act or failure to act when affirmatively obligated to do so by any such Acquired Entity or such Acquired Entity’s parent or affiliates that takes place after the Closing.  The liabilities described in this Section 5.14(a) are referred to herein as the “Firstar Pre-Closing Indemnity Obligations”).

(b)                                 Buyer agrees to indemnify, defend and hold harmless GLC, Parent, Borrego and their respective Affiliates for any Damages incurred by any such Person arising out of or in connection with Borrego’s performance of its obligations under the Firstar Guaranty Agreements, to the extent such claims arise out of or are exacerbated by any act or failure to act when affirmatively obligated to do so (including, without limitation, any failure to pay dividends when due) by an Acquired Entity or its parent or affiliates that takes place after the Closing.  The liabilities described in this Section 5.14(b) are referred to herein as the “Firstar Post-Closing Indemnity Obligations”).

(c)                                  If Seller undertakes to remove itself and its Affiliates from the Firstar Guaranty Agreements following the Closing, Buyer shall, and shall cause the Acquired Entities to, provide Seller with such cooperation reasonably requested by Seller to accomplish such removal; provided that neither Buyer, any Acquired Entity nor their respective Affiliates shall be required to incur any liability or agree to any restriction on its business activities in connection with any replacement credit support, and the costs of any replacement credit support shall be borne by Seller.

(d)                                 The Parties acknowledge and agree that Borrego is an express intended beneficiary of this Section 5.14, and Borrego may directly enforce its rights hereunder against Buyer.

5.15                              NCB Indemnity Risk.

(a)                                 Seller shall promptly and fully reimburse Buyer, each Acquired Entity and their respective Affiliates for any Damages incurred by any such Person arising out of or in connection with any claim of NCB, FSB (“NCB”) arising under those certain Indemnity Agreements by and between GLC and NCB (the “NCB Indemnity Agreements”) (or arising under the underlying Loan Agreements between NCB and the Acquired Entities, but only to the extent subject to indemnification under the Indemnity Agreements), except to the extent such claims arise out of or are exacerbated by any act or failure to act when affirmatively obligated to do so by any such Acquired Entity or such Acquired Entity’s parent or affiliates that takes place after the Closing.  The liabilities described in this Section 5.15(a) are referred to herein as the “NCB Pre-Closing Indemnity Obligations”.

(b)                                 Buyer agrees to indemnify, defend and hold harmless GLC, Parent and their respective Affiliates for any Damages incurred by any such Person arising out of or in connection with the NCB Indemnity Agreements, to the extent such claims arise out of or are exacerbated by any act or failure to act when affirmatively obligated to do so by an Acquired

Entity or its parent or affiliates that takes place after the Closing.  The liabilities described in this Section 5.15(b) are referred to herein as the “NCB Post-Closing Indemnity Obligations”.

ARTICLE VI  COVENANTS OF BUYER

Buyer covenants and agrees with Seller as follows:

6.1                                     Approvals of Governmental Bodies.  As promptly as practicable after the date of this Agreement, Buyer will, and will cause each of its Related Persons to, make any filings required by Legal Requirements to be made by them to consummate the Contemplated Transactions.  Between the date of this Agreement and the Closing Date, Buyer will cooperate with Seller with respect to all filings that Seller is required by Legal Requirements to make in connection with the Contemplated Transactions, and cooperate with Seller in obtaining all consents identified in Section 3.2(c) of the Seller Disclosure Letter; provided, that this Agreement will not require Buyer to dispose of its or any Related Person’s or Acquired Entity’s assets or make any change in any portion of its or their business or any of them incur any other burden to obtain a Governmental Authorization.

6.2                                     Reasonable Best Efforts.  Except as set forth in the proviso to Section 6.1, between the date of this Agreement and the Closing Date, Buyer will use its Reasonable Best Efforts to cause the conditions in Article VIII to be satisfied.

6.3                                     Further Assurances.  Buyer shall use Reasonable Best Efforts to implement the provisions of this Agreement, and for such purpose Buyer, at the request of Seller, at or after the Closing, shall promptly execute and deliver, or cause to be executed and delivered, to Seller such documents and other instruments in addition to those required by this Agreement, in form and substance reasonably satisfactory to Seller, and take all such other actions, as Seller may reasonably deem necessary or desirable to implement any provision of this Agreement and/or to consummate the Contemplated Transactions and obtain the benefit thereof for Seller.

6.4                                     Intentionally Omitted.

6.5                                     D&O Indemnification.

(a)                                 For six years from, after, and excluding the Closing Date, each Company shall indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Companies to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by such Company pursuant to such Company’s certificate of formation, operating agreement and indemnification agreements, if any, in existence on the date hereof with any such directors, officers and employees for acts or omissions occurring from, after, and excluding the Closing Date.

(b)                                 For six years after the Closing Date, each Company or the Buyer shall maintain in effect directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance covering acts or omissions occurring from, after and excluding the Closing Date with respect to those Persons who are currently covered by any

Company’s comparable insurance policies on terms with respect to such coverage and amount no less favorable to the insured than those of such current insurance coverages.

(c)                                  The provisions of this Section 6.5 are intended to be for the benefit of, and will be enforceable by, each indemnified party or insured Person, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise.

ARTICLE VII  CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE

Buyer’s obligation to purchase the Membership Interests and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction of each of the following conditions (any of which may be waived by Buyer in writing, in whole or in part):

7.1                                     Accuracy of Representations.  Each of Seller’s and each Acquired Entity’s representations and warranties in this Agreement must have been accurate (determined without giving effect to any supplements to the Seller Disclosure Letter), as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except for representations and warranties expressly stated to relate to the date hereof or other specific date, in which case such representations and warranties shall be accurate as of such date), (i) in all respects, in the case of the representations and warranties contained in Sections 3.1 (Organization and Good Standing), 3.2(a) (Authority), 3.3 (Capitalization), 3.10 (Taxes), 3.11 (Employee Matters), 3.14(o) (Material Adverse Effect), 3.17 (Environmental Matters), 3.20 (Relationships with Related Persons) and 3.23 (Subsidiaries) and (ii) in all respects, in the case of such representations and warranties other than those referred to in clause (i) above, determined without taking into account any Material Adverse Effect or other materiality qualifiers contained in such representations and warranties, except with respect to this clause (ii) to the extent that any inaccuracies in such representations and warranties, considered individually or in the aggregate, as of the Closing Date could not reasonably be expected to have a Material Adverse Effect on the Companies or the Assets.

7.2                                     Seller’s Performance.

(a)                                 All of the covenants and obligations that Seller or any Acquired Entity are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

(b)                                 Each document or other requirement of Section 2.4(a) must have been delivered or satisfied, as the case may be.

7.3                                     Consents.  Each of the Consents identified in Section 2.4(a)(viii) of the Seller Disclosure Letter must have been obtained and must be in full force and effect.

7.4                                     Parallel Transactions.  At or prior to the Closing, each of the following transactions (the “Parallel Transactions”) shall have occurred:

(a)                                 Buyer or its designated Affiliate shall have entered into Key Employee Agreements and related arrangements with each Key Employee.

(b)                                 Buyer or its designated Affiliate shall have entered into arrangements in form and substance satisfactory to Buyer with East-West Bank for partial pre-payment and amendment with respect to Debt owed to East-West Bank.

7.5                                     No Material Adverse Effect; Further Information.  Since the date of this Agreement, there shall not have been any Material Adverse Effect on any Acquired Entities.

7.6                                     No Injunction.  There shall not be in effect any Legal Requirement or any injunction or other Order that prohibits the sale of the Membership Interests by Seller to Buyer.

7.7                                     No Claim Regarding Company Ownership or Sale Proceeds.  There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any Membership Interest of, or any other voting, equity, or ownership interest in any Acquired Entity, or (b) is entitled to all or any portion of the Purchase Price payable for the Membership Interests.

7.8                                     No Prohibition.  Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Buyer or any Acquired Entity or any Affiliate of Buyer or any Acquired Entity to suffer any Material Adverse Effect under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

ARTICLE VIII  CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE

Seller’s obligation to sell the Membership Interests and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction of each of the following conditions (any of which may be waived by Seller, in whole or in part):

8.1                                     Accuracy of Representations.  Each of Buyer’s representations and warranties in this Agreement must have been accurate, as of the date of this Agreement and as of the Closing Date as if made on the Closing Date, in all material respects (or in all respects with regard to such representations and warranties that are qualified by materiality).

8.2                                     Buyer’s Performance.

(a)                                 All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

(b)                                 Buyer must have delivered each of the documents required to be delivered by Buyer pursuant to Section 2.4(b) and must have made the cash payments required to be made by Buyer pursuant to Sections 2.4(b)(i) and 2.4(b)(ii).

(c)                                  At or prior to the Closing, Buyer or its designated Affiliate shall have entered into Key Employee Agreements and related arrangements with each Key Employee.

8.3                                     Consents.  Buyer must have obtained all Consents necessary to Buyer’s performance hereunder and consummation of the Contemplated Transactions and such Consents must be in full force and effect.

8.4                                     No Injunction.  There must not be in effect any Legal Requirement or any injunction or other Order that prohibits the sale of the Membership Interests by Seller to Buyer.

8.5                                     No Proceedings.  Since the date of this Agreement, there must not have been commenced against Buyer, Seller or any Acquired Entity, or against any Affiliate of Buyer, Seller or any Acquired Entity, any Proceeding which (a) is reasonably likely to succeed on the merits, (b) involves any challenge to, or is seeking damages or other relief in connection with, any of the Contemplated Transactions, and (c) may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

ARTICLE IX  TERMINATION

9.1                                     Termination Events.  This Agreement may, by notice given prior to or at the Closing, be terminated:

(a)                                 by mutual consent of Buyer and Seller;

(b)                                 by either Buyer or Seller if a material breach of any provision of this Agreement has been committed by Buyer, in the case of termination by Seller, or by Seller, in the case of termination by Buyer, and such breach has not been waived or cured within thirty days (30) of receiving written notice of such material breach;

(c)                                  (i) by Buyer if any of the conditions in Article VII is or becomes impossible to satisfy on or before March 31, 2015 (the “Outside Date”) (provided, however, that the Parties will use Reasonable Best Efforts to consummate the Contemplated Transactions by December 31, 2014)  (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition; or (ii) by Seller, if any of the conditions in Article VIII is or becomes impossible to satisfy on or before the Outside Date (other than through the failure of Seller to comply with their obligations under this Agreement) and Seller has not waived such condition;

(d)                                 by either Buyer or Seller if any Governmental Body has issued an Order, or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Contemplated Transactions; provided, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the issuance of such Order; or

(e)                                  by either Buyer or Seller if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before the Outside Date, or such later date as the Parties may agree upon.

9.2                                     Effect of Termination.  If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement will terminate, except that the obligations in Sections 12.1, 12.3, and 12.5 will survive.

ARTICLE X  INDEMNIFICATION; REMEDIES

10.1                              Survival.  Subject to Section 10.4 below, all representations, warranties, covenants, and obligations in this Agreement, the Seller Disclosure Letter, the supplements to the Seller Disclosure Letter, the certificates delivered pursuant to Sections 2.4, and any other certificate or document delivered pursuant to this Agreement will survive the Closing for the periods set forth in Section 10.4.

10.2                              Indemnification and Payment of Damages by Seller.  Following the Closing, each Seller, jointly and severally, will indemnify and hold harmless Buyer, each Company, and their respective Representatives, members, stockholders, controlling persons, Affiliates, Subsidiaries, successors, and assigns (collectively, the “Buyer Indemnified Persons”) for, and will pay to the Buyer Indemnified Persons the amount of, any loss, cost, liability, damage or expense (including, without limitation, costs and expenses of investigation and litigation and reasonable attorney’s fees) (collectively, “Damages”) resulting from: (i) any breach of any representation or warranty made by Seller or any Company in this Agreement (without giving effect to any supplement to the Seller Disclosure Letter) and/or any other Seller’s Closing Documents, the Seller Disclosure Letter, the supplements to the Seller Disclosure Letter, and/or any other certificate or document delivered by Seller pursuant to this Agreement that is attached hereto as a Schedule or an Exhibit, including, without limitation, any Damages resulting from any Proceeding or investigation by any Governmental Body with respect to any such breach; (ii) any breach by Seller or any Company (but in the case of a Company, with respect only to pre-Closing covenants of such Company) of any covenant or obligation of Seller in this Agreement and/or any of Seller’s Closing Documents and/or any other agreement or document delivered by Seller or each Company pursuant to this Agreement that is attached hereto as a Schedule or Exhibit; and (iii) any violations of any Governmental Authorization or Environmental Laws, including the Release at, on, above, below or near any Site Control Property or in connection with any Solar Power Project, of any Hazardous Substances, to the extent caused or exacerbated by Seller or any Acquired Entity prior to the Closing Date.

10.3                              Indemnification and Payment of Damages by Buyer.  Following the Closing, Buyer will indemnify and hold harmless GLC, Parent and their respective Representatives, members, stockholders, controlling persons, Affiliates, Subsidiaries, successors, and assigns (collectively, the “Seller Indemnified Persons”) for, and will pay to the Seller Indemnified Persons the amount of any Damages resulting from: (i) any breach by Buyer of any representation or warranty made by Buyer in this Agreement and/or in any other Buyer’s Closing Documents, and/or certificate or document delivered by Buyer pursuant to this Agreement that is attached hereto as a Schedule or an Exhibit, and/or (ii) any breach by Buyer or any Company (but in the case of a Company, with respect only to post-Closing covenants of such Company as set forth in Section 6.5) of any covenant or obligation of Buyer in this Agreement and/or any other Buyer’s Closing Documents and/or any other agreement or document delivered by Buyer or any Company pursuant to this Agreement that is attached hereto as a Schedule or Exhibit.

10.4                              Time Limitations.

(a)                                 Seller will have no liability for indemnification pursuant to Section 10.2(i) with respect to (A) any representation or warranty of Seller (other than those in Sections 3.1 (Organization and Good Standing), 3.2(a) (Authority), 3.3 (Capitalization), 3.10 (Taxes), 3.11 (Employee Matters), 3.17 (Environmental Matters), 3.18 (Intellectual Property), 3.20 (Relationships with Related Persons), 3.23 (Subsidiaries), and 3.24 (Regulatory Status)) unless (B) on or before eighteen (18) months from the Closing Date, Buyer notifies Seller of a claim under this Article X (a “Claim”) specifying the factual basis of such Claim in reasonable detail to the extent then known by Buyer.  A Claim with respect to Sections 3.10 (Taxes), 3.11 (Employee Matters), 3.12 (Compliance with Legal Requirements) and 3.18 (Intellectual Property) may be made at any time prior to thirty days following the expiration of the applicable statute of limitations (including extensions thereof as a result of valid waivers).  A Claim with respect to Section 3.17 (Environmental Matters) may be made at any time prior to the seventh (7th) anniversary of the date hereof.  A Claim with respect to Sections 3.1 (Organization and Good Standing), 3.2(a) (Authority), 3.3 (Capitalization), 3.23 (Subsidiaries), 3.24 (Regulatory Status) or Section 10.2(iii), or a Claim for indemnification or reimbursement based upon any covenant or obligation of Seller or Parent to be performed and complied with after Closing may be made at any time.  The foregoing notwithstanding, claims against the Major Maintenance Indemnity Amount may be made at any time within twelve (12) months of the date of the Escrow Agreement in accordance with the terms of Section 12.15.

(b)                                 Buyer will have no liability for indemnification pursuant to this Article X with respect to (A) any representation or warranty of Buyer (other than those in Sections 4.1 (Organization and Good Standing), 4.2 (Authority; No Conflict) and 4.3 (Investment Intent)) unless (B) on or before twelve (12) months from the Closing Date, Seller notify Buyer of a Claim specifying the factual basis of such Claim in reasonable detail to the extent then known by Seller.  A Claim with respect to 4.1 (Organization and Good Standing), 4.2 (Authority; No Conflict) and 4.3 (Investment Intent), or a Claim for indemnification or reimbursement based upon any covenant or obligation of Buyer or any Company to be performed and complied with after Closing may be made at any time.

(c)                                  Seller acknowledges that Buyer has had limited time to conduct its investigation of the Companies and that Buyer’s right to indemnification and reimbursement or any other remedy based upon Seller’s representations, warranties, covenants and other obligations of Seller shall not be affected by such investigation conducted with respect to the Companies or the Assets or any knowledge acquired (or capable of being acquired) at any time, whether before or after execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation.  Buyer shall not be charged with, or assumed to possess, prior to the

Closing Date any Knowledge of Seller in respect of the Companies and the Assets, including any Knowledge of Key Employees prior to the Closing Date.

(d)                                 No Acquired Entity of any Company shall have any liability to Seller or any Related Person of any Seller (for indemnification, contribution or otherwise) following Closing with respect to any representation or warranty or any covenant or obligation to be performed and complied with prior to the Closing Date. Effective upon the Closing, Seller shall waive any and all rights to indemnification or contribution from any Company or its Subsidiaries and release each Company and its Subsidiaries from any and all Claims based on indemnification or contribution with respect any Claim for Damages by any Seller Indemnified Person arising, directly or indirectly, from or in connection with (a) any breach of any representation or warranty made by such Company in this Agreement or in any certificate delivered by such Company pursuant to this Agreement, (b) any breach by such Company of any covenant or obligation of such Company in this Agreement required to be performed prior to the Closing, (c) any power produced and sold by, or any other services provided by, such Acquired Entity prior to the Closing Date or (d) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with such Acquired Entity (or any Person acting on its behalf).

10.5                              Limitations on Amounts; Release of Indemnification Escrow Amount.

(a)                                 Seller will have no liability for indemnification pursuant to this Article X with respect to the matters described in Section 10.2(i) (other than with respect to Sections 3.1 (Organization and Good Standing), 3.2(a) (Authority), 3.3 (Capitalization), 3.8 (Preferred Dividend and Debt Payments), 3.10 (Taxes), 3.11 (Employee Matters), 3.12 (Compliance with Legal Requirements), 3.23 (Subsidiaries), 3.24 (Regulatory Status), and 3.25 (PSEG Note)) until the total of all Damages under such Section 10.2(i) for which an indemnification payment is required by Seller exceeds $250,000 (the “Deductible”), provided that, for purposes of calculating Damages, any qualification regarding materiality, Material Adverse Effect or similar phrase shall be disregarded; and, provided further, that if the total of all Damages exceeds $250,000, Seller shall pay to Buyer the full amount of such Damages that exceeds the Deductible. Claims with respect to each of Sections 3.3 (Capitalization), 3.7 (Condition and Sufficiency of Assets), 3.23 (Subsidiaries), 4.1 (Organization and Good Standing), 4.2 (Authority; No Conflict), 4.3 (Investment Intent), the Firstar Pre-Closing Indemnity Obligations, the NCB Pre-Closing Indemnity Obligations and fraud shall not be limited by any cap. The liability of Seller under this Article X for all other Claims shall be limited to the amount of the Purchase Price.  Buyer’s liability under this Article X shall not be limited by any cap.

(b)                                 Payment of all Claims under Section 10.2 shall be paid first from the proceeds of the Indemnification Escrow Amount in accordance with the terms of the Escrow Agreement and thereafter jointly and severally by Seller.

(c)                                  To the extent not paid to Buyer or Buyer Indemnified Persons in accordance with the terms of this Agreement and the Escrow Agreement, the proceeds of the Indemnification Escrow Amount shall be paid to Seller upon the twelve (12) month anniversary of the date hereof, provided that, in the event there exists any outstanding Claim against such proceeds in excess of the Deductible (if applicable), the amount of such Claim shall not be paid to Seller until and to the extent that such Claim has been resolved in accordance with the Escrow Agreement and any balance of the Escrow Amount remains for distribution to Seller.  The proceeds of the Major Maintenance Escrow Amount shall, to the extent not paid to Buyer or any Acquired Entity in accordance with Section 12.15, remain in the Escrow Account until the twelve (12) month anniversary of the Closing Date, at which time any portion of the Major Maintenance Escrow Amount that remains in the Escrow Account shall be paid to Seller.

10.6                              Procedure for Indemnification; Third Party Claims.

(a)                                 Promptly after receipt by an indemnified Party under Section 10.2, or 10.3 of notice of the commencement of any Proceeding against it, such indemnified Party will, if a Claim is to be made against an indemnifying Party under such Section, give written notice to the indemnifying Party of the commencement of such Claim, but the failure to notify the indemnifying Party will not relieve the indemnified Party of any liability that it may have to any indemnified Party, except to the extent that the indemnifying Party is actually prejudiced by the indemnified Party’s failure to give such notice.

(b)                                 If any Proceeding referred to in Section 10.6(a) is brought against an indemnified Party and it gives notice to the indemnifying Party of the commencement of such Proceeding, the indemnifying Party will be entitled to assume (at its own cost and expense, regardless of the ultimate outcome of such Proceeding) the defense of such Proceeding with counsel reasonably satisfactory to the indemnified Party and, after notice from the indemnifying Party to the indemnified Party of its election to assume the defense of such Proceeding, the indemnifying Party will not, as long as it diligently conducts such defense, be liable to the indemnified Party under this Article X for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified Party in connection with the defense of such Proceeding, other than reasonable costs of investigation.  If the indemnifying Party assumes the defense of a Proceeding, (i) no compromise or settlement of such claims may be effected by the indemnifying Party without the indemnified Party’s consent (which consent shall not be unreasonably withheld) unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified Party, and (B) the sole relief or agreement or commitment made is payment of monetary damages, which are paid in full by the indemnifying Party, and (ii) the indemnifying Party shall be liable for the full amount of monetary Damages to the indemnified Party, without regard to any limitation that otherwise might apply pursuant to Section 10.5(a).  If notice is given to an indemnifying Party of the commencement of any Proceeding and the indemnifying Party does not, within 15 business days after the indemnified Party’s notice is given, give notice to the indemnified Party of its election to assume the defense of such Proceeding, the indemnified Party shall be entitled to assume such defense; provided that the indemnified Party shall not effect any compromise or settlement of such Proceeding without the prior written consent of the indemnifying Party (which may not be unreasonably withheld).  If the indemnified Party assumes the defense of any Proceedings for any reason, the indemnified Party shall conduct such defense with the same care that a reasonably prudent and sophisticated business person would use if it were financially responsible for the outcome of such Proceedings.

(c)                                  Notwithstanding the foregoing, if an indemnified Party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified Party may, by notice to the indemnifying Party, participate in the defense of such proceeding and the reasonable costs and expenses of such participation shall be paid by the indemnifying Party.

(d)                                 Seller hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any indemnified Party for purposes of any claim that an indemnified Party may have under this Agreement with respect to such Proceeding or the matters alleged therein by a third party, and agree that process may be served on Seller with respect to such a claim anywhere in the world.

(e)                                  Notwithstanding anything to the contrary in this Agreement, Buyer shall not settle any Tax-related Proceeding without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, if the resolution of such Proceeding reasonably could be expected to adversely affect the Tax liability or Tax attributes of Seller, its Affiliates or any of the Assets for any Pre-Closing Period, including the pre-Closing portion of any Straddle Period.

10.7                              Procedure for Indemnification; Other Claims.  A Claim for any matter not involving a third party claim may be asserted by notice to the Party from whom indemnification is sought, subject to the jurisdiction provisions of this Agreement.

10.8                              Subrogation.  Upon making an indemnity payment pursuant to this Agreement, the indemnifying Party will, to the extent of such payment, be subrogated to all rights of the indemnified Party against any third party (other than, in any case where a Seller is the indemnifying Party, any rights Buyer might have against Company or a Subsidiary) in respect of the damages to which the payment related.

10.9                              No Double Recovery.  Notwithstanding anything herein to the contrary, no Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Party or any of its Affiliates has been indemnified or reimbursed for such amount under any other provision of this Agreement, the Exhibits, the Seller Disclosure Letter or the Schedules attached hereto.

10.10                       Treatment of Indemnity Payments Between the Parties.  Unless otherwise required by applicable Legal Requirements, all indemnification payments shall constitute adjustments to the Purchase Price for all Tax purposes, and no Party shall take any position inconsistent with such characterization.

10.11                       Exclusive Remedies.  Following Closing, the remedies provided for in this Agreement shall be the sole and exclusive remedies of the Parties and their respective officers, directors, managers, employees, Affiliates, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation, warranty or covenant contained in this Agreement or any certificate delivered at Closing; provided, however, that nothing herein

(including, without limitation, in Article X) is intended to waive or limit any claims for fraud or willful breach or waive or limit any equitable remedies to which a Party may be entitled.

10.12                       Use of Insurance, etc.  Notwithstanding anything herein to the contrary, in the event any Damages related to a claim by Buyer under this Agreement are covered by insurance, Buyer agrees to use commercially reasonable efforts to seek recovery under such insurance and the amount of Damages incurred by Buyer for purposes of this Agreement shall be reduced by the amount Buyer recovers from any insurer (net of any costs of collecting such insurance payment, including the amount of any co-payment or deductible) and Buyer shall refund amounts received from Seller up to the amount of indemnification actually received for any such Damages; provided that the filing of a claim with any insurer for such Damages shall not delay (or prior to receipt of an amount from an insurer, reduce) any payment due to Buyer under this Article X.

10.13                       Mitigation.  Each Party agrees to use commercially reasonable efforts to mitigate any loss, liability or damage which forms the basis of any claim hereunder.

10.14                       No Consequential Damages.  NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, SPECIAL OR INCIDENTAL DAMAGES (UNLESS PAYABLE TO A THIRD PARTY), SUCH AS, BYWAY OF EXAMPLE AND NOT OF LIMITATION, LOSS OF PROFITS, LOSS OF BUSINESS OPPORTUNITY OR INTERRUPTION OF BUSINESS LOSSES.

ARTICLE XI  TAX MATTERS

11.1                              Transfer Taxes.  Except as otherwise expressly provided in this Agreement, Buyer shall be responsible for the timely payment of Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement.  Buyer shall prepare and file when due all necessary documentation and Tax Returns with respect to such Transfer Taxes and, if required by applicable Legal Requirements, Seller shall and shall cause its Affiliates to join in the execution of any such Tax Returns and other documentation.  Seller shall reimburse Buyer for fifty percent (50%) of such Transfer Taxes within ten (10) days after Buyer submits a written request therefore and reasonable written evidence supporting the total amount of such Transfer Taxes due.  Buyer shall promptly provide to Seller copies of all filed Tax Returns relating to Transfer Taxes and reasonable written evidence that all Transfer Taxes have been timely paid to the appropriate Governmental Body.

11.2                              Tax Returns.

(a)                                 Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by any Acquired Entity for taxable years or periods ending on or before the applicable Closing Date, in a manner consistent with past practice except to the extent otherwise required by law.  Seller shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns to the relevant Governmental Body, to the extent not paid at or before the Closing or taken into account in determining the Purchase Price (as finally determined pursuant to this Agreement).

(b)                                 Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by each Acquired Entity for taxable years or periods beginning on or before, and ending after the applicable Closing Date (the “Straddle Period”).  All such Tax Returns shall be prepared in a manner consistent with past practice except to the extent otherwise required by law.  Not later than thirty (30) days prior to the due date for filing of each such Tax Return (or such shorter period as the circumstances require, but only in the case of a non-income Tax Return), Buyer shall provide Seller with a draft copy of such Tax Return for its review and comment, and Buyer shall include, in the Tax Return filed, all reasonable comments provided by Seller with respect to any such draft copy not later than five (5) days prior to such due date.  Buyer and Seller agree to consult and promptly resolve to the extent possible in good faith any issue arising as a result of Seller’s review of such Tax Returns.  Buyer shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns (as determined pursuant to this Section 11.2(b)) to the relevant Governmental Body.

(c)                                  Buyer shall not amend, file, refile or otherwise modify, or cause or permit to be amended, filed, refiled or otherwise modified, any Tax Return or Tax election of any Acquired Entity or the Assets with respect to a Pre-Closing Period (including the pre-Closing portion of any Straddle Period) without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

11.3                              Straddle Period Tax Liabilities.

(a)                                 Upon the written request of Buyer setting forth in detail the computation of the amount owed, Seller shall pay to Buyer, no later than three (3) days prior to the due date for the applicable Tax Return, the Taxes for which Seller is liable pursuant to this Agreement but which are payable with any Tax Return to be filed by Buyer pursuant to Section 11.2(b).

(b)                                 Where it is necessary for purposes of this Agreement to apportion between Seller and Buyer the Taxes of or with respect to each Acquired Entity or the Assets for a Straddle Period, such liability shall be apportioned between the period deemed to end at the close of the applicable Closing Date and the period deemed to begin at the beginning of the day following the applicable Closing Date on the basis of an interim closing of the books, except that non-income and other similar Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(c)                                  For purposes of this Section 11.3, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated to the portion of the Straddle Period on a daily basis.

11.4                              Assistance and Cooperation.  After the applicable Closing Date, (i) Buyer shall (and shall cause its Affiliates to) assist Seller in preparing any Tax Returns that Seller is responsible for preparing and filing in accordance with Sections 11.1 and 11.2, (ii) Seller shall (and shall cause its Affiliates to) assist Buyer in preparing any Tax Returns that Buyer is responsible for preparing and filing in accordance with Sections 11.1 and 11.2, and (iii) Buyer and Seller shall (and shall cause their respective Affiliates to) reasonably cooperate in preparing for any audits of, or disputes or Proceedings with any Governmental Body regarding, any Tax Returns by or with respect to the Acquired Entities, including making available to each other all records necessary in connect therewith.  The Parties agree to timely sign and deliver such Tax Returns, documents and forms as may be reasonably necessary or appropriate to establish an exemption from (or otherwise reduce) any Tax resulting from the transactions contemplated by this Agreement, and timely provide the other Party with powers of attorney or similar authorizations as may be reasonably necessary to carry out the purposes of this Section 11.4.

11.5                              Audits.  Buyer shall notify the Seller regarding, and within ten (10) days after, the receipt by Buyer or any of its Affiliates of notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of or with respect to Company or a Company Subsidiary to the extent relating to any taxable year or period (or portion thereof) ending on or before the applicable Closing Date (a “Pre-Closing Period”).  Buyer shall control any Pre-Closing Period Contest, provided that Buyer shall take no action to settle, compromise, prejudice or otherwise dispose of such Pre-Closing Period Contest without the consent of Seller, which consent shall not be unreasonably withheld or delayed.  Buyer shall keep the Seller reasonably apprised of developments in the contest and shall provide the Seller the opportunity to attend meetings and to review and comment on submissions to be provided in connection with the contest in advance of their submission, provided that all decisions regarding the Pre-Closing Period contest shall be made in the good faith discretion of the Buyer.

11.6                              Tax Refunds.  Upon receipt, Buyer shall promptly forward to Seller any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of set-off or credit) of Taxes of or with respect to each Acquired Entity or its Assets, and any interest received thereon, with respect to any Pre-Closing Period, including the pre-Closing portion of any Straddle Period.

11.7                              Consistency.  Seller and Purchaser intend that, for United States federal income tax purposes, the sale of the Membership Interests to Purchaser pursuant to this Agreement shall be treated as a sale by Seller of the Membership Interests of the Project Company and as a purchase by Purchaser of the assets of the Project Company pursuant to Revenue Ruling 99-6, 1999-1 CB 432, (1/15/1999).  Unless otherwise required by any Governmental Rule, Seller and Purchaser shall prepare and file, and cause its respective Affiliates to prepare and file, its Tax Returns in a manner consistent with such treatment.

11.8                              Allocation of Purchase Price.

(a)                                 Purchase Price Allocation Schedule.  As promptly as practicable, but in no event later than ninety (90) days following the date of this Agreement, Buyer shall prepare and deliver to Seller a written statement setting forth a proposed allocation of the Purchase Price (plus any additional amounts required to be taken into account under the Code) among the assets of the Company (the “Proposed Purchase Price Allocation Schedule”).  Buyer shall be responsible for all costs and expenses associated with the preparation of the Proposed Purchase Price Allocation Schedule, including without limitation all expenses related to the use of third parties to assist in the preparation of the Proposed Purchase Price Allocation Schedule.

(b)                                 Dispute Notice.  Seller shall have thirty (30) days following receipt of the Proposed Purchase Price Allocation Schedule to review the Proposed Purchase Price Allocation Schedule and to notify Buyer in writing if Seller disputes the allocation set forth in the Proposed

Purchase Price Allocation Schedule.  In connection with Seller’s review, Seller shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Buyer or its representatives in connection with its preparation of the Proposed Purchase Price Allocation Schedule and to finance personnel of Buyer and the Company and any other information which Seller reasonably requests, and Buyer and the Company shall cooperate reasonably with Seller in connection therewith.  In the event that Seller shall deliver an Allocation Dispute Notice to Buyer, Buyer and Seller shall cooperate in good faith to resolve such dispute as promptly as practicable and, upon such resolution, if any, any adjustments to the Proposed Purchase Price Allocation Schedule shall be made in accordance with the agreement of Buyer and Seller (the “Agreed Allocation Schedule”).

(c)                                  Reporting.  The Seller and the Buyer (a) shall report the federal, state and local income and other Tax consequences of the transactions contemplated hereby, and in particular shall report the information required by Section 1060(b) of the Code on the Form 8594, in a manner consistent with the Agreed Allocation Schedule or the Final Allocation Schedule (as applicable, the “Allocation Schedule” and as modified pursuant to Section 11.8(d) below, as applicable) and shall contemporaneously provide the other Party hereto with a copy of the Form 8594 being filed; and (b) shall not take any position inconsistent therewith upon examination of any Tax return and any refund claim, and any litigation, investigation or otherwise, unless required by applicable Laws or with the consent of the other Party.

(d)                                 Adjustments to Allocation Schedule.  The allocation set forth on the Allocation Schedule shall be modified to reflect any adjustments to the Purchase Price made pursuant to this Agreement as mutually agreed upon by Buyer and Seller in good faith (and, if applicable, consistent with the prior allocation of similar items).  If the parties have filed Forms 8594 prior to determining adjustments to the Purchase Price, the parties shall file an amendment to Form 8594 to reflect any adjustments made to the Allocation Schedule as provided in this Section 11.8.

ARTICLE XII  MISCELLANEOUS

12.1                              Expenses.  Except as otherwise expressly provided in this Agreement, each Party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses related to such Party’s agents, representatives, legal counsel, and accountants.  At the Closing, Seller will cause each Company and each Subsidiary to have no liability for out-of-pocket expenses in connection with this Agreement and the Contemplated Transactions except as reflected in the Closing Financial Statements.  In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

12.2                              Public Announcements.  Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, only with the mutual consent of Buyer and Seller; provided that each Party is expressly permitted to make such announcements or other disclosures as are required by applicable Legal Requirements.  Notwithstanding the foregoing, in the event that a Party is required by applicable Legal

Requirements to make a public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions, such Party shall not identify the other Parties party to this Agreement or the Contemplated Transactions.

12.3                              Confidentiality.  If the Contemplated Transactions are not consummated, each Party will return or destroy as much of such written Confidential Information as the other Party may reasonably request.

12.4                              Notices.  All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth in Schedule 12.4 attached hereto (or to such other addresses and facsimile numbers as a Party may designate by notice to the other Parties); provided, that if a Party refuses to accept delivery, such notice, consent, waiver or other communication shall be deemed to have been given on the date of such refusal of delivery.

12.5                              Jurisdiction; Service of Process; Waiver of Jury Trial.

(a)                                 Any action or proceeding seeking to enforce any provision of, or based on any rights arising out of, this Agreement shall be brought solely and exclusively against any of the Parties in the courts of the State of New York and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.  Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

(b)                                 EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

12.6                              Further Assurances.  The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as any other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

12.7                              Waiver.  The rights and remedies of the Parties to this Agreement are cumulative and not alternative.  Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable Legal Requirements, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.8                              Entire Agreement and Modification.  This Agreement supersedes all prior agreements between the Parties with respect to its subject matter (including the Commitment Letter and accompanying Summary of Terms between ATN and Seller dated December 1, 2014) and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter.  This Agreement may not be amended except by a written agreement executed by each Party.

12.9                              Assignments, Successors, and No Third-Party Rights.  No Party may assign any of its rights under this Agreement without the prior consent of the other Parties except that Buyer may assign any of its rights under this Agreement to any Related Person of Buyer.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors, heirs, legal representatives, and permitted assigns of the Parties.  If Buyer assigns its rights hereunder to any Related Person of Buyer, then Buyer shall remain primarily liable to the other Parties for the obligations of Buyer hereunder.  Except as set forth in Section 5.14, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement, the indemnified Persons any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.  This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their successors, heirs, legal representatives and permitted assigns, and the indemnified Persons.

12.10                       Offset Rights.  Any Party shall have the right to offset any obligation owing to it against any obligation otherwise owing to another Party.

12.11                       Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.12                       Section Headings, Construction.  The headings of Articles or Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All references to “Article”, “Articles”, “Section” or “Sections” refer to the corresponding Article, Articles, Section or Sections of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

12.13                       Governing Law.  This Agreement will be governed by the laws of the State of New York without regard to conflicts of laws principles.

12.14                       Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  This Agreement may be executed and delivered via facsimile transmission, e-mail, or other similar electronic means.

12.15                       Major Maintenance.  From the Closing Date until the twelve (12) month anniversary of the Closing Date, the Parties agree that Buyer may deliver to the Escrow Agent such notices as may be required under the Escrow Agreement to cause the release of funds from the Major Maintenance Escrow Amount to Buyer or any Acquired Entity for use in making capital expenditures or procuring services that, in either case,  in the reasonable, good faith judgment of Buyer, are (a) necessary for the continued operation (in the Ordinary Course of Business) of the Solar Power Projects owned by the Acquired Entities and (b) not subject to performance or payment obligations of Borrego Solar Systems, LLC under the terms and conditions of the Operations and Maintenance Agreement with Borrego Solar Systems, LLC.  Buyer shall, and shall cause the Acquired Entities to, diligently pursue all rights under warranties, insurance policies, indemnification agreements or otherwise, to obtain reimbursement or other recovery of amounts released to Buyer or any Acquired Entity pursuant to this Section 12.15, and upon receipt of any such reimbursement or recovery, shall remit the proceeds thereof to Seller.  Without limiting the foregoing, Seller shall be subrogated to the rights of Buyer or any Acquired Entity under insurance policies with respect to recovery of such amounts.  On the twelve (12) month anniversary of the Closing Date, the Parties agree to deliver to the Escrow Agent such joint notices as may be required to cause the release to Seller of all amounts remaining in the Major Maintenance Escrow Amount.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered by its duly authorized representatives as of the date first written above.

BUYER:

AHANA OPERATIONS, LLC

/s/ Michael Prior
Print Name: Michael Prior
Title: Chief Executive Officer

SELLER:

GREEN LAKE CAPITAL, LLC

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

PARENT:

WALSIN LIHWA CORPORATION

/s/ Yu-Lon, Chiao
Name: Yu-Lon, Chiao
Title: CEO

COMPANY:

SDCCD MANAGEMENT, LLC
By: Green Lake Capital, LLC, its Managing Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

COMPANY:

GLC SOLAR MANAGEMENT II, LLC
By: Green Lake Capital, LLC, its Managing Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

COMPANY:

GLC - (MA) MANAGEMENT, LLC
By: Green Lake Capital, LLC, its Sole Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

COMPANY:

GLC (NJ) MANAGEMENT, LLC
By: Green Lake Capital, LLC, its Sole Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

COMPANY:

GLC SOLAR MANAGEMENT V, LLC
By: Green Lake Capital, LLC, its Managing Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

COMPANY:

GLC SOLAR MANAGEMENT VI, LLC
By: Green Lake Capital, LLC, its Managing Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

COMPANY:

GLC SOLAR MANAGEMENT VII, LLC
By: Green Lake Capital, LLC, its Managing Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

COMPANY:

GLC DEVELOPMENT, LLC
By: Green Lake Capital, LLC, its Sole Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager

COMPANY:

LAKE MERRITT SOLAR DEVELOPMENT, LLC
By: Green Lake Capital, LLC, its Sole Member

/s/ Jason Chih-Sheng Tai
Name: Jason Chih-Sheng Tai
Title: Co-Manager